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Exhibit 99.3

    Management's

    Discussion and

    Analysis

For the year ended December 31, 2016

(Prepared in accordance with International
Financial Reporting Standards)

AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS

Table of
Contents

Executive Summary	1

Strategy	1

Portfolio Overview	2

Key Performance Drivers	4

Balance Sheet Review	7

Results of Operations	8
– Revenues from Mining Operations	8
– Production Costs	9
– Exploration and Corporate Development Expense	13
– Amortization of Property, Plant and Mine Development	13
– General and Administrative Expense	14
– Impairment Loss on Available-for-sale Securities	14
– Finance Costs	14
– Gain on Impairment Reversal	14
– Foreign Currency Translation Loss (Gain)	15
– Income and Mining Taxes Expense	15

Liquidity and Capital Resources	15
– Operating Activities	15
– Investing Activities	15
– Financing Activities	17
– Contractual Obligations	19
– Off-Balance Sheet Arrangements	20
– 2017 Liquidity and Capital Resources Analysis	20

Quarterly Results Review	21

Outlook	21
– Gold Production	21
– Financial Outlook	23

Risk Profile	25
– Commodity Prices and Foreign Currencies	26
– Cost Inputs	27
– Interest Rates	27
– Financial Instruments	28
– Operational Risk	28
– Regulatory Risk	30

Controls Evaluation	30

Outstanding Securities	31

Governance	31

Sustainable Development Management	32

Employee Health and Safety	32

Community	33

Environment	33

Critical IFRS Accounting Policies and Accounting Estimates	34
– Derivative Instruments and Hedge Accounting	34
– Goodwill	34
– Mining Properties, Plant and Equipment and Mine Development Costs	34
– Development Stage Expenditures	36
– Impairment of Long-lived Assets	37
– Reclamation Provisions	37
– Stock-based Compensation	38
– Revenue Recognition	38
– Income Taxes	39

Recently Issued Accounting Pronouncements	39

Mineral Reserve Data	41

Non-GAAP Financial Performance Measures	43

Summarized Quarterly Data	54

Three Year Financial and Operating Summary	60

This Management's Discussion and Analysis ("MD&A") dated March 27, 2017 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2016 that were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The annual consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2016 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian provincial securities laws and constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this MD&A include, but are not limited to, the following:

  •
  the Company's outlook for 2017 and future periods;

  •
  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

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  anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

  •
  estimates of future mineral production and sales;

  •
  estimates of future costs, including mining costs, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne and other costs;

  •
  estimates of future capital expenditures, exploration expenditures and other cash needs, and expectations as to the funding thereof;

  •
  statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto;

  •
  estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

  •
  estimates of cash flow;

  •
  estimates of mine life;

  •
  anticipated timing of events at the Company's minesites, mine development projects and exploration projects;

  •
  estimates of future costs and other liabilities for environmental remediation;

  •
  statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company; and

  •
  other anticipated trends with respect to the Company's capital resources and results of operations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that there are no significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, mining or milling issues, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico Eagle's mines, mine development projects and exploration projects proceed on a basis consistent with expectations, and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's expectations; that production meets expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

The forward-looking statements in this MD&A reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set out in "Risk Factors" below. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This MD&A contains information regarding estimated total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne in respect of the Company or at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

Meaning of "including" and "such as": When used in this MD&A, the terms "including" and "such as" mean including and such as, without limitation.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

The mineral reserve and mineral resource estimates contained in this MD&A have been prepared in accordance with the Canadian securities regulatory authorities' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's (the "SEC") Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

The mineral reserve and mineral resource data presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This document uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This document uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This MD&A discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "adjusted net income" and "minesite costs per tonne" that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices.

All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. The Company's methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other producers that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.

Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices. This MD&A also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Executive Summary

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper. In 2016, Agnico Eagle recorded production costs per ounce of gold of $621 and total cash costs per ounce of gold produced of $573 on a by-product basis and $643 on a co-product basis on payable gold production of 1,662,888 ounces. The average realized price of gold increased by 8.0% from $1,156 per ounce in 2015 to $1,249 per ounce in 2016.

Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Highlights

  •
  Continued strong operational performance with payable gold production of 1,662,888 ounces and production costs per ounce of gold of $621 during 2016.

  •
  Total cash costs per ounce of gold produced of $573 on a by-product basis and $643 on a co-product basis in 2016.

  •
  All-in sustaining costs per ounce of gold produced of $824 on a by-product basis and $894 on a co-product basis in 2016.

  •
  Proven and probable gold reserves totaled 19.9 million ounces at December 31, 2016, a 5.0% increase compared with 19.1 million ounces at December 31, 2015.

  •
  As at December 31, 2016, Agnico Eagle had strong liquidity with $548.4 million in cash and cash equivalents and short term investments along with approximately $1.2 billion in undrawn credit lines.

  •
  The Company's operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining potential.

  •
  The Company maintains a solid financial position and forecasts being fully funded for its currently planned development of the Amaruq deposit and the Meliadine mine project, investment in existing mines and key exploration projects.

  •
  The Company has strong senior management continuity as its chief executive officer has over 30 years of service with the Company.

  •
  In February 2017, the Company declared a quarterly cash dividend of $0.10 per common share. Agnico Eagle has now declared a cash dividend every year since 1983.

Strategy

Agnico Eagle's ability to consistently execute its business strategy has provided a solid foundation for growth.

The Company's goals are to:

  •
  Deliver high quality growth while meeting expectations and maintaining high performance standards in health, safety, environment and community development;

  •
  Build a strong pipeline of projects to drive future production; and

  •
  Employ the best people and motivate them to reach their potential.

These three pillars – performance, pipeline and people – form the basis of Agnico Eagle's success and competitive advantage. By delivering on them, the Company strives to continue to build its production base and generate increased value for shareholders, while making meaningful contributions to its employees and communities.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   1

Portfolio Overview

Northern Business

Canada – LaRonde Mine

The 100% owned LaRonde mine in northwestern Quebec, the Company's first mine, achieved commercial production in 1988. The LaRonde mine extension, the portion of the mine below the 245 level, achieved commercial production in December 2011 and is expected to extend the life of the mine through 2024.

In 2003, the Company acquired the Bousquet gold property, which adjoins the LaRonde mining complex to the east and hosts the Bousquet Zone 5, which the Company has renamed LaRonde Zone 5. LaRonde Zone 5 has been approved for development subject to permitting approval, which is expected to be received by mid-2018, with mining expected to commence shortly thereafter.

In 2016, the first mineral reserves were declared in the eastern portion of LaRonde 3, the portion of the LaRonde mine below the currently planned 3.1 kilometre depth at LaRonde, and additional inferred mineral resources were declared in the western portion of LaRonde 3. Studies are ongoing to evaluate the potential to mine the LaRonde 3 portion of the deposit.

The LaRonde mine's proven and probable mineral reserves were approximately 3.5 million ounces at December 31, 2016.

Canada – Lapa Mine

Commercial production was achieved at the 100% owned Lapa mine in northwestern Quebec in May 2009. Based on the current life of mine plan, Lapa is expected to operate until the end of the second quarter of 2017, with production coming from the Zone Deep East and Zone 7 Deep areas. The Company is evaluating opportunities to continue production into the second half of 2017.

The Lapa mine's proven and probable mineral reserves were approximately 38,000 ounces at December 31, 2016.

Canada – Goldex Mine

The 100% owned Goldex mine in northwestern Quebec achieved commercial production from the M and E satellite zones in October 2013.

The Company acquired the Akasaba West deposit in January 2014. Located less than 30 kilometres from Goldex, the Company believes that the Akasaba West deposit could create flexibility and synergies for the Company's operations in the Abitibi region by utilizing extra milling capacity at both Goldex and LaRonde, while reducing overall costs. The permitting process has commenced at Akasaba and permitting activities are expected to continue until 2018. The Company expects to begin sourcing open pit ore from Akasaba West in 2019. The Akasaba West deposit's proven and probable mineral reserves were approximately 0.1 million ounces at December 31, 2016.

In July 2015, the Company announced the approval of the Deep 1 project at Goldex, which is expected to begin commissioning in early 2018. Studies are ongoing to evaluate the potential to increase throughput from the Deep 1 Zone and the potential to mine a portion of the Deep 2 Zone, both of which could enhance production levels or extend the current mine life at Goldex and reduce operating costs.

The Goldex mine's proven and probable mineral reserves were approximately 0.9 million ounces at December 31, 2016.

Canada – Canadian Malartic Mine

Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko Mining Corporation ("Osisko") on June 16, 2014 pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the "Osisko Arrangement"). As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko and Canadian Malartic GP, which now holds the Canadian Malartic mine in northwestern Quebec. Agnico Eagle and Yamana are jointly exploring, through their indirect ownership of Canadian Malartic Corporation (the successor to Osisko), the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

The Odyssey property lies on the east side of the Canadian Malartic property, approximately 1.5 kilometres east of the current limit of the open pit. In 2016, exploration programs defined the mineralization at the Odyssey North and South zones, resulting in an estimated initial mineral resource for the Odyssey property. Permitting activities related to the Barnat extension and the re-routing of the adjacent Highway 117 are expected to continue in the first half of 2017, no date for approval has

2   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

been set. Production activities at Barnat are currently anticipated to begin in late 2018, depending on the timing of the start of construction of the Highway 117 diversion.

Agnico Eagle's attributable share of proven and probable mineral reserves at the Canadian Malartic mine were approximately 3.5 million ounces at December 31, 2016.

Canada – Meadowbank Mine

In 2007, the Company acquired Cumberland Resources Ltd., which held a 100% interest in the Meadowbank gold project in Nunavut, Canada. Commercial production was achieved by Agnico Eagle at the Meadowbank mine in March 2010.

The 100% owned Amaruq project is located approximately 50 kilometres northwest of the Meadowbank mine in Nunavut, Canada. In late 2015, the Company received approval for the construction of an all-weather exploration road linking the Amaruq project to the Meadowbank mine. In 2016, the Company completed an internal technical study on the Amaruq satellite deposit at Meadowbank. Based on this study, the Company has approved the project for development pending the receipt of the required permits, which are currently expected to be received by the second quarter of 2018. Production is currently forecast to begin in the third quarter of 2019, subject to the timing of the receipt of the required permits.

At Meadowbank, opportunities are being investigated to potentially extend production at the Vault pit through year-end 2018. The Vault pit extension is expected to partially bridge the production gap at the Meadowbank mine through to the expected commencement of development of the Amaruq project.

The Meadowbank mine's proven and probable mineral reserves were approximately 0.7 million ounces at December 31, 2016.

Canada – Meliadine Mine Project

On July 6, 2010, Agnico Eagle acquired its 100% interest in the Meliadine mine project in Nunavut, Canada through its acquisition of Comaplex Minerals Corp.

In 2016, internal studies were carried out to optimize the previous Meliadine mine plan that had been outlined in an updated NI 43-101 technical report dated February 11, 2015. These internal studies evaluated various opportunities to improve the project economics and the after-tax internal rate of return. Based on the results of these internal studies, the Company's Board of Directors approved the construction of the Meliadine mine project. The mine is expected to begin operations in the third quarter of 2019, which is approximately one year ahead of the previous schedule. Over an estimated 14-year mine life, it is anticipated that approximately 5.3 million ounces of gold will be produced at Meliadine. This represents approximately half of the currently known mineral reserve and mineral resource base for this project.

Budgeted 2017 Meliadine mine project capital expenditures of $360.0 million are focused on further underground development, conversion and underground delineation drilling, installation of underground ventilation and heating, completion of the fuel farm in Rankin Inlet, completion of the camp complex, closing in of the process and power plant buildings and construction of the second ramp portal.

The Meliadine mine project had proven and probable mineral reserves of approximately 3.4 million ounces at December 31, 2016.

Finland – Kittila Mine

The 100% owned Kittila mine in northern Finland was added to the Company's portfolio through the acquisition of Riddarhyttan Resources AB in 2005. Construction at the Kittila mine was completed in 2008 and commercial production was achieved in May 2009.

In 2017, the Company will continue to evaluate the economics of increasing throughput rates at Kittila. Increasing the mining rate could potentially be supported by the development of the Rimpi and Sisar zones. Drilling is ongoing to further evaluate the Sisar zone, where mineralization has now been outlined to a depth of 2.0 kilometres below surface

Proven and probable mineral reserves at the Kittila mine amounted to approximately 4.5 million ounces at December 31, 2016.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   3

Southern Business

Mexico – Pinos Altos Mine

In 2006, the Company completed the acquisition of the Pinos Altos property, then an advanced stage exploration property in northern Mexico. Commercial production was achieved at the Pinos Altos mine in November 2009. A shaft sinking project was completed in June 2016 at the Pinos Altos mine. The new shaft has improved the matching of mining and mill capacity as the open pit mining operation winds down.

In 2016, drilling at Pinos Altos successfully replaced the mineral reserves that were mined. In 2016, exploration at the Cerro Colorado Zone outlined additional mineralization on the boundaries of the zone, and further drilling will be carried out in 2017 to evaluate this potential.

The Pinos Altos mine's proven and probable mineral reserves were approximately 1.4 million ounces at December 31, 2016.

Mexico – Creston Mascota Deposit at Pinos Altos

The 100% owned Creston Mascota deposit at Pinos Altos is located approximately seven kilometres northwest of the main deposit at the Pinos Altos mine in northern Mexico. Commercial production was achieved at the Creston Mascota deposit at Pinos Altos in March 2011. The Company believes that the Madrono and Cubiro zones could potentially extend the life of the Creston Mascota heap leach facility. In 2017, additional drilling is planned for the Bravo, Madrono and Cubiro zones to further delineate areas that the Company believes may have higher grade areas that could potentially provide additional feed to the Pinos Altos mill.

In the fourth quarter of 2016, work on the Phase 4 leach pad was completed with stacking of material expected to begin in the first quarter of 2017.

Proven and probable mineral reserves were approximately 0.1 million ounces at the Creston Mascota deposit at Pinos Altos at December 31, 2016.

Mexico – La India Mine

Agnico Eagle completed its acquisition of Grayd Resource Corporation ("Grayd") on January 23, 2012. Grayd owned the La India project, which is located approximately 70 kilometres northwest of the Pinos Altos mine in northern Mexico. In September 2012, development and construction of the La India mine was approved by the Board and commercial production was achieved in February 2014.

In 2016, additional drilling was carried out at La India with a focus on extending mineralization in the Main Zone and the La India Zone and conversion of sulfide mineralization into mineral reserves and mineral resources. Additionally, step out drilling in 2016 at the nearby El Realito project also yielded encouraging results. Additional exploration work is planned at El Realito and the Cerro de Oro areas in 2017. Geological work is continuing at Los Tubos to also define drill targets during 2017. With the increased mineral reserves and mineral resources, and the potential for future additions at other satellite zones, studies are underway to look at potential expansion options at the La India mine.

The La India mine's proven and probable mineral reserves were approximately 1.0 million ounces at December 31, 2016.

Mexico – El Barqueno Project

On November 28, 2014, the Company acquired Cayden Resources Inc. ("Cayden") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Cayden holds a 100.0% interest in the Morelos Sur property as well as an option to acquire a 100% interest in the El Barqueno property, both located in Mexico.

Agnico Eagle believes that El Barqueno ultimately has the potential to be developed into a series of open pits utilizing heap leach and/or mill processing, similar to the Pinos Altos mine. Conceptual design studies and additional metallurgical testing are ongoing at El Barqueno. Exploration expenditures in 2017 are expected to total approximately $16.8 million.

Key Performance Drivers

The key drivers of financial performance for Agnico Eagle include:

  •
  The spot price of gold, silver, zinc and copper;

  •
  Production volumes;

  •
  Production costs; and

  •
  Canadian dollar/US dollar, Mexican peso/US dollar and Euro/US dollar exchange rates.

4   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Spot Price of Gold, Silver, Zinc and Copper

GOLD ($ per ounce)

	2016	2015	% Change

High price	$1,375	$1,308	5.1%

Low price	$1,061	$1,046	1.4%

Average price	$1,248	$1,160	7.6%

Average price realized	$1,249	$1,156	8.0%

In 2016, the average market price per ounce of gold was 7.6% higher than in 2015. The Company's average realized price per ounce of gold in 2016 was 8.0% higher than in 2015.

SILVER ($ per ounce)

	2016	2015	% Change

High price	$21.14	$18.23	16.0%

Low price	$13.75	$13.71	0.3%

Average price	$17.11	$15.70	9.0%

Average price realized	$17.28	$15.63	10.6%

Net by-product (primarily silver, zinc and copper) revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold produced on a by-product basis and all-in sustaining costs per ounce of gold produced on a

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   5

by-product basis. In 2016, the average market price per ounce of silver was 9.0% higher than in 2015. The Company's average realized price per ounce of silver in 2016 was 10.6% higher than in 2015.

ZINC ($ per tonne)	COPPER ($ per tonne)

Agnico Eagle's average realized sales price year-over-year for zinc increased by 9.2% and average realized sales prices for copper year-over-year decreased by 3.9% over the same period. Significant quantities of by-product metals are produced by the LaRonde mine (silver, zinc and copper) and the Pinos Altos mine (silver).

The Company has never sold gold forward, allowing the Company to take full advantage of rising gold prices. Management believes that low cost production is the best protection against a decrease in gold prices.

Production Volumes and Costs

Changes in production volumes have a direct impact on the Company's financial results. Total payable gold production was 1,662,888 ounces in 2016, a decrease of 0.5% compared with 1,671,340 ounces in 2015, primarily due to decreased amount of ore processed and lower gold grade and mill recovery rates at the Meadowbank mine in 2016 compared to 2015 and decreased gold grade at the Lapa and La India mines and the Creston Mascota deposit at Pinos Altos. Partially offsetting the overall decrease in gold production were increased tonnes milled at the Kittila and Canadian Malartic mines and higher gold grade and mill recovery rates at the LaRonde mine. Agnico Eagle's average realized gold price increased by $93, or 8.0%, to $1,249 per ounce in 2016 from $1,156 per ounce in 2015.

Production costs are discussed in detail in the Results of Operations section below.

Foreign Exchange Rates (Ratio to US$)

The exchange rate of the Canadian dollar, Mexican peso and Euro relative to the US dollar is an important financial driver for the Company for the following reasons:

  •
  All revenues are earned in US dollars;

  •
  A significant portion of operating costs at the LaRonde, Lapa, Goldex, Meadowbank and Canadian Malartic mines are, and mine construction costs at the Amaruq deposit and the Meliadine mine project will be, incurred in Canadian dollars;

  •
  A significant portion of operating costs at the Pinos Altos mine, the Creston Mascota deposit at Pinos Altos and the La India mine are incurred in Mexican pesos; and

  •
  A significant portion of operating costs at the Kittila mine are incurred in Euros.

The Company mitigates part of its foreign currency exposure by using currency hedging strategies.

CANADIAN DOLLAR	MEXICAN PESO	EURO

6   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

On average, the Canadian dollar, Mexican peso and Euro all weakened relative to the US dollar in 2016 compared with 2015, decreasing costs denominated in local currencies when translated into US dollars for reporting purposes.

Balance Sheet Review

Total assets at December 31, 2016 of $7,108.0 million increased compared to December 31, 2015 total assets of $6,683.2 million. Of the $424.8 million increase in total assets between periods, $415.8 million related to an increase in cash and cash equivalents between periods. The December 31, 2014 balance of $6,809.3 million was comparable to the total assets balance as at December 31, 2015.

Cash and cash equivalents were $540.0 million at December 31, 2016, an increase of $415.8 million compared with December 31, 2015 primarily due to cash provided by operating activities of $778.6 million, the issuance of the 2016 Notes (as defined below) in an aggregate principal amount of $350.0 million on June 30, 2016 and $192.1 million of proceeds from the exercise of stock options, partially offset by $516.1 million in capital expenditures, a net $280.3 million repayment of long-term debt and $71.4 million in dividends paid during 2016.

Current inventory balances decreased by $18.3 million from $462.0 million at December 31, 2015 to $443.7 million at December 31, 2016 primarily due to planned parts inventory drawdowns at the Meadowbank mine. Non-current ore in stockpiles and on leach pads at December 31, 2016 of $62.8 million were comparable with December 31, 2015 non-current ore in stockpiles and on leach pads of $61.2 million.

Available-for-sale securities increased from $31.9 million at December 31, 2015 to $92.3 million at December 31, 2016 primarily due to $29.6 million in new investments in 2016 and $33.2 million in unrealized fair value gains, partially offset by $2.4 million in dispositions during 2016.

Property, plant and mine development increased by $17.1 million to $5,106.0 million at December 31, 2016 compared with December 31, 2015 primarily due to a $516.1 million increase related to capital expenditures during 2016 and a $120.2 million increase due to impairment reversals at the Meadowbank mine and Meliadine mine project. This increase was partially offset by amortization expense of $613.2 million during 2016.

Total liabilities increased to $2,615.5 million at December 31, 2016 from $2,542.2 million at December 31, 2015 primarily due to a $70.0 million net increase in long-term debt and a $21.0 million increase in income taxes payable. Of the total $198.6 million decrease in total liabilities between the December 31, 2014 balance of $2,740.8 million and the December 31, 2015 balance of $2,542.2 million, $235.0 million related to a net repayment under the Company's $1.2 billion unsecured revolving credit facility (the "Credit Facility"), which was partially offset by increases in accounts payable, accrued liabilities and reclamation provisions during 2015.

Accounts payable and accrued liabilities decreased by $15.2 million between December 31, 2015 and December 31, 2016 primarily due to a $12.3 million securities class action lawsuit settlement agreement that was paid by the Company's insurers.

Income taxes payable increased by $21.0 million between December 31, 2015 and December 31, 2016 as the current tax expense exceeded payments to tax authorities.

Long-term debt increased by $70.0 million between December 31, 2015 and December 31, 2016 primarily due to the issuance of the 2016 Notes, partially offset by $265.0 million in net Credit Facility repayments.

Agnico Eagle's reclamation provision decreased by $8.0 million between December 31, 2015 and December 31, 2016 primarily due to the re-measurement of the Company's reclamation provisions by applying updated expected cash flows and assumptions as at December 31, 2016.

Deferred income and mining tax liabilities increased by $17.4 million between December 31, 2015 and December 31, 2016 primarily due to the gain on impairment reversal of $37.2 million recorded at the Meadowbank mine and $83.0 million at the Meliadine mine project, with a total impact of $39.0 million on deferred income and mining taxes.

Fair Value of Derivative Financial Instruments

The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the Company's annual consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   7

Results of Operations

Agnico Eagle reported net income of $158.8 million, or $0.71 per share, in 2016 compared with net income of $24.6 million, or $0.11 per share, in 2015. In 2014, the Company reported net income of $83.0 million, or $0.43 per share. Agnico Eagle reported basic adjusted net income of $109.5 million, or $0.49 per share, in 2016 compared with basic adjusted net income of $73.5 million, or $0.34 per share, in 2015. In 2014, the Company reported basic adjusted net income of $124.2 million, or $0.64 per share. In 2016, operating margin (revenues from mining operations less production costs) increased to $1,106.3 million from $990.1 million in 2015. In 2014, operating margin was $892.2 million.

Revenues from Mining Operations

Revenues from mining operations increased by $152.8 million, or 7.7%, to $2,138.2 million in 2016 from $1,985.4 million in 2015 primarily due to higher sales prices realized on gold and silver, as well as increased silver production, partially offset by lower gold production and sales. Revenues from mining operations were $1,896.8 million in 2014.

Revenues from the Northern Business increased by $95.0 million, or 6.2%, to $1,638.4 million in 2016 from $1,543.4 million in 2015, primarily due to higher sales prices realized on gold and silver, partially offset by lower gold production and sales. Revenues from the Southern Business increased by $57.8 million, or 13.1%, to $499.9 million in 2016 from $442.1 million in 2015, primarily due to the higher realized sales prices noted above. Revenues from the Northern Business were $1,491.9 million, and revenues from the Southern Business were $404.9 million in 2014.

Sales of precious metals (gold and silver) accounted for 99.9% of revenues from mining operations in 2016, up from 99.7% in 2015 and 98.6% in 2014. The increase in the percentage of revenues from precious metals compared with 2015 is primarily due to higher sales prices realized on gold and silver, as well as increased silver production, partially offset by lower gold production and sales. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges.

8   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The table below sets out revenues from mining operations, production volumes and sales volumes by metal:

	2016	2015	2014

	(thousands of United States dollars)
Revenues from mining operations:

Gold	$2,049,871	$1,911,500	$1,807,927

Silver	85,096	66,991	62,466

Zinc	1,413	505	9,901

Copper	1,852	6,436	16,479

Lead(i)	–	–	(7)

Total revenues from mining operations	$2,138,232	$1,985,432	$1,896,766

Payable production(ii):

Gold (ounces)	1,662,888	1,671,340	1,429,288

Silver (thousands of ounces)	4,759	4,258	3,564

Zinc (tonnes)	4,687	3,501	10,515

Copper (tonnes)	4,416	4,941	4,997

Payable metal sold:

Gold (ounces)	1,630,865	1,645,081	1,425,338

Silver (thousands of ounces)	4,761	4,184	3,633

Zinc (tonnes)	3,554	3,596	10,535

Copper (tonnes)	4,522	4,947	5,003

Notes:

(i)
Lead concentrate revenues of nil in 2016 (2015 – nil; 2014 – $0.1 million) are netted against direct fees of nil (2015 – nil; 2014 – $0.1 million). Other metal revenues derived from lead concentrate are included in their respective metal categories in the above table.

(ii)
Payable production (a non-GAAP, non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

Revenues from gold increased by $138.4 million or 7.2% in 2016 compared with 2015 primarily due to an 8.0% increase in the Company's average realized gold price per ounce to $1,249 in 2016 compared to $1,156 in 2015. This increase was partially offset by a 0.8% decrease of gold sales to 1,630,865 ounces in 2016 compared to 1,645,081 ounces in 2015 primarily due to lower production and sales at the Meadowbank and Lapa mines.

Revenues from silver increased by $18.1 million or 27.0% in 2016 compared with 2015 primarily due to a 13.8% increase in silver sales. Agnico Eagle's average realized silver price per ounce increased by 10.6% to $17.28 in 2016 from $15.63 in 2015. Revenues from zinc increased by $0.9 million or 179.8% to $1.4 million in 2016 compared with $0.5 million in 2015 primarily due to a 9.2% increase in the realized zinc price between periods, as well as lower direct costs associated with zinc sales. Revenues from copper decreased by $4.6 million or 71.2% in 2016 compared with 2015 primarily due to a 3.9% decline in the realized copper price and an 8.6% decrease in tonnes sold.

Production Costs

Production costs increased to $1,031.9 million in 2016 compared with $995.3 million in 2015 primarily due to higher production expenses at the Canadian Malartic, Kittila and Pinos Altos mines. Partially offsetting the overall increase was the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar. Production costs were $1,004.6 million in 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   9

The table below sets out production costs by mine:

	2016	2015	2014

	(thousands of United States dollars)
LaRonde mine	$179,496	$172,283	$188,736

Lapa mine	52,974	52,571	61,056

Goldex mine	63,310	61,278	64,836

Meadowbank mine	218,963	230,564	270,824

Canadian Malartic mine (attributable 50.0%)	183,635	171,473	113,916

Kittila mine	141,871	126,095	116,893

Pinos Altos mine	114,557	105,175	123,342

Creston Mascota deposit at Pinos Altos	27,341	26,278	28,007

La India mine	49,745	49,578	36,949

Total production costs	$1,031,892	$995,295	$1,004,559

The discussion of production costs below refers to "total cash costs per ounce of gold produced" and "minesite costs per tonne", neither of which are recognized measures under IFRS. For a reconciliation of these measures to production costs and a discussion of their use by the Company, see Non-GAAP Financial Performance Measures in this MD&A.

Production costs at the LaRonde mine were $179.5 million in 2016, a 4.2% increase compared with 2015 production costs of $172.3 million primarily due to increased underground and mill maintenance costs and a decrease in inventory. During 2016, the LaRonde mine processed an average of 6,121 tonnes of ore per day compared with 6,141 tonnes of ore per day during 2015. Production costs per tonne increased to C$106 in 2016 compared with C$98 in 2015 due to the same factors as noted above. Minesite costs per tonne increased to C$106 in 2016 compared with C$99 in 2015 due to the same factors as noted above, other than the inventory adjustment.

Production costs at the Lapa mine were $53.0 million in 2016, a 0.8% increase compared with 2015 production costs of $52.6 million. During 2016, the Lapa mine processed an average of 1,619 tonnes of ore per day compared with 1,534 tonnes of ore per day processed during 2015. The increase in throughput between periods was due to the processing of lower grade ore from new zones previously excluded from the mine plan. Production costs per tonne decreased to C$118 in 2016 compared with C$119 in 2015 due to higher throughput levels and an increase in inventory. Minesite costs per tonne increased to C$121 in 2016 compared with C$117 in 2015 primarily due to the higher costs associated with development work in new zones, other than the inventory adjustment.

Production costs at the Goldex mine were $63.3 million in 2016, a 3.3% increase compared with 2015 production costs of $61.3 million primarily due to increased throughput. During 2016, the Goldex mine processed an average of 6,954 tonnes of ore per day compared with 6,336 tonnes of ore per day processed during 2015. The increase in throughput between periods was primarily due to better underground mining and milling performance. Production costs per tonne decreased to C$33 in 2016 compared with C$34 in 2015 due to higher throughput levels and an increase in inventory. Minesite costs per tonne remained unchanged at C$33 between 2015 and 2016.

Production costs at the Meadowbank mine were $219.0 million in 2016, a 5.0% decrease compared with 2015 production costs of $230.6 million primarily due to lower throughput, a lower amount of stripping costs being capitalized and an increase in inventory. During 2016, the Meadowbank mine processed an average of 10,697 tonnes of ore per day compared with 11,049 tonnes of ore per day processed during 2015. The decrease in throughput between periods was primarily due to harder ore being processed from the Vault pit. Production costs per tonne increased to C$73 in 2016 compared with C$71 in 2015 due to the decrease in tonnage processed. Minesite costs per tonne increased to C$74 in 2016 compared with C$70 in 2015 due to the factors noted above, other than the inventory adjustment.

Attributable production costs at the Canadian Malartic mine were $183.6 million in 2016, a 7.1% increase compared with 2015 production costs of $171.5 million primarily due to increased throughput and higher contractor costs. During 2016, the Canadian Malartic mine processed an average of 26,833 tonnes of ore per day attributable to the Company compared with 26,150 tonnes of ore per day processed in 2015. The increase in throughput between periods was primarily due to improved

10   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

crusher performance. Production costs per tonne increased to C$25 in 2016 compared with C$23 in 2015 due to unplanned maintenance on the leach tank, ball mill and crusher components in the process plant and additional stripping costs. Minesite costs per tonne increased to C$25 in 2016 compared with C$23 in 2015 primarily due to the same factors noted above.

Production costs at the Kittila mine were $141.9 million in 2016, an increase of 12.5% compared with 2015 production costs of $126.1 million primarily due to increased throughput and higher contractor and mill maintenance costs. During 2016, the Kittila mine processed an average of 4,554 tonnes of ore per day, an increase of 13.5% compared with the 4,011 tonnes of ore per day processed during 2015 primarily due to additional mine development leading to improved ore access and strong mining productivity. Production costs per tonne remained the same at €77 between 2015 and 2016. Minesite costs per tonne increased slightly to €77 in 2016 compared with €76 in 2015.

Production costs at the Pinos Altos mine were $114.6 million in 2016, an increase of 8.9% compared with 2015 production costs of $105.2 million primarily due to higher consumable costs, variations in the proportion of heap leach ore to milled ore, variations in the open pit ore to underground ore, fluctuations in the waste to ore stripping ratio in the open pit mines and a decrease in inventory, partially offset by a weaker Mexican peso relative to the US dollar between periods. During 2016, the Pinos Altos mine mill processed an average of 5,415 tonnes of ore per day, a decrease of 0.9% compared with the 5,462 tonnes of ore per day processed during 2015. In 2016, approximately 278,100 tonnes of ore were stacked on the Pinos Altos mine leach pad, a decrease of 27.7% compared with the approximately 384,700 tonnes of ore stacked in 2015, primarily due to mine sequencing. Production costs per tonne increased to $51 in 2016 compared with $44 in 2015 due to lower throughput and the increased cost factors noted above. Minesite costs per tonne increased to $49 in 2016 compared with $45 in 2015 primarily due to the same factors noted above, other than the inventory adjustment.

Production costs at the Creston Mascota deposit at Pinos Altos were $27.3 million in 2016, an increase of 4.0% compared with 2015 production costs of $26.3 million primarily due to higher re-handling costs, partially offset by a weaker Mexican peso relative to the US dollar between periods. During 2016, approximately 2,119,200 tonnes of ore were stacked on the leach pad at the Creston Mascota deposit at Pinos Altos, an increase of 1.0% compared with the approximate 2,098,800 tonnes of ore stacked in 2015. Production costs per tonne remained unchanged at $13 between 2015 and 2016. Minesite costs per tonne increased slightly to $13 in 2016 compared with $12 in 2015.

Production costs at the La India mine were $49.7 million in 2016, an increase of 0.3% compared with 2015 production costs of $49.6 million. During 2016, the La India mine stacked approximately 5,837,400 tonnes of ore on the leach pad, an increase of 8.7% compared with the approximate 5,371,400 tonnes of ore stacked in 2015 primarily due to unexpected additional ore found in areas previously thought to have contained waste. Production costs per tonne remained unchanged at $9 between 2015 and 2016. Minesite costs per tonne remained unchanged at $9 between 2015 and 2016.

Total Production Costs by Category

Total cash costs per ounce of gold produced is presented in this MD&A on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product revenues, inventory production costs, smelting, refining

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   11

and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total production costs per ounce of gold produced, representing the weighted average of all of the Company's producing mines, increased to $621 in 2016 compared with $596 in 2015 and decreased from $705 in 2014. Total cash costs per ounce of gold produced on a by-product basis increased to $573 in 2016 compared with $567 in 2015 and decreased from $637 in 2014. Total cash costs per ounce of gold produced on a co-product basis increased to $643 in 2016 compared with $626 in 2015 and decreased from $721 in 2014. Set out below is an analysis of the change in total production costs per ounce and total cash costs per ounce at each of the Company's mining operations:

  •
  At the LaRonde mine, total production costs per ounce of gold produced decreased to $587 in 2016 compared with $643 in 2015 primarily due to a 14.1% increase in gold production. Total cash costs per ounce of gold produced on a by-product basis decreased to $501 in 2016 compared with $590 in 2015 primarily due to the increase in gold production noted above and higher by-product revenues. Total cash costs per ounce of gold produced on a co-product basis decreased to $668 in 2016 compared with $760 in 2015, reflecting the increase in gold production noted above.

  •
  At the Lapa mine, total production costs per ounce of gold produced increased to $717 in 2016 compared with $578 in 2015 due to lower production and higher costs associated with development work in the new zones that were previously excluded from the mine plan. Total cash costs per ounce of gold produced on a by-product basis increased to $732 in 2016 compared with $590 in 2015 due to the same factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $732 in 2016 compared with $591 in 2015 due to the same factors as noted above.

  •
  At the Goldex mine, total production costs per ounce of gold produced decreased to $525 in 2016 compared with $531 in 2015 due to a 4.6% increase in gold production and an increase in inventory. Total cash costs per ounce of gold produced on a by-product basis decreased to $532 in 2016 compared with $538 in 2015 due to the increase in gold production noted above. Total cash costs per ounce of gold produced on a co-product basis decreased to $532 in 2016 compared with $538 in 2015 due to the same factors as noted above, other than the inventory adjustment.

  •
  At the Meadowbank mine, total production costs per ounce of gold produced increased to $701 in 2016 compared with $604 in 2015 due to an 18.2% decrease in production, a lower amount of stripping costs being capitalized and a decrease in inventory. Total cash costs per ounce of gold produced on a by-product basis increased to $715 in 2016 compared with $613 in 2015 due to the same factors noted above, other than the inventory adjustment. Total cash costs per ounce of gold produced on a co-product basis increased to $727 in 2016 compared with $623 in 2015 due to the same factors as noted above, other than the inventory adjustment.

  •
  At the Canadian Malartic mine, total production costs per ounce of gold produced increased to $628 in 2016 compared with $600 in 2015 due to unplanned maintenance on the leach tank, ball mill and crusher components in the process plant and additional stripping costs. Total cash costs per ounce of gold produced on a by-product basis increased to $606 in 2016 compared with $596 during 2015 as a result of the same factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $626 in 2016 compared with $613 during 2015 as a result of the same factors as noted above.

  •
  At the Kittila mine, total production costs per ounce of gold produced decreased to $701 in 2016 compared with $711 in 2015 due to a 14.2% increase in gold production and an increase in inventory. Total cash costs per ounce of gold produced on a by-product basis decreased to $699 in 2016 compared with $709 in 2015 due to the same factors as noted above, other than the inventory adjustment. Total cash costs per ounce of gold produced on a co-product basis decreased to $700 in 2016 compared with $710 in 2015 due to the same factors as noted above, other than the inventory adjustment.

  •
  At the Pinos Altos mine, total production costs per ounce of gold produced increased to $594 in 2016 compared with $545 in 2015 due to higher consumable costs, variations in the proportion of heap leach ore to milled ore, variations in open pit ore to underground ore, fluctuations in the waste to ore stripping ratio and a decrease in inventory. Total cash costs per ounce of gold produced on a by-product basis decreased to $356 in 2016 compared with $387 in 2015. This decrease was primarily due to increased by-product revenue due to higher silver prices and a weaker Mexican peso relative to the US dollar between periods. Total cash costs per ounce of gold produced on a co-product basis

12   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

    increased to $585 in 2016 compared with $578 in 2015 due to the same factors as noted above, other than by-product revenue and the inventory adjustment.

  •
  At the Creston Mascota deposit at Pinos Altos, total production costs per ounce of gold produced increased to $578 in 2016 compared to $480 in 2015 due to a 13.5% decrease in gold production and a decrease in inventory. Total cash costs per ounce of gold produced on a by-product basis increased to $516 in 2016 compared with $430 in 2015. This increase was primarily due to the decrease in gold production noted above, partially offset by a weaker Mexican peso relative to the US dollar between periods, other than the inventory adjustment. Total cash costs per ounce of gold produced on a co-product basis increased to $588 in 2016 compared with $474 in 2015 due to the same factors as noted above, other than the inventory adjustment.

  •
  At the La India mine, total production costs per ounce of gold produced decreased to $432 in 2016 compared with $475 in 2015 due to a 10.3% increase in gold production and an increase in inventory. Total cash costs per ounce of gold produced on a by-product basis decreased to $395 in 2016 compared with $436 in 2015. This decrease was primarily due the increase in gold production noted above and a weaker Mexican peso relative to the US dollar between periods, other than the inventory adjustment. Total cash costs per ounce of gold produced on a co-product basis decreased to $468 in 2016 compared with $475 in 2015 due to the same factors as noted above, other than the inventory adjustment.

Exploration and Corporate Development Expense

Exploration and corporate development expense increased by 33.2% to $147.0 million in 2016 from $110.4 million in 2015. Exploration and corporate development expense was $56.0 million in 2014.

A summary of the Company's significant 2016 exploration and corporate development activities is set out below:

  •
  In Canada, exploration expenses increased by 71.2% to $96.0 million in 2016 compared with 2015 primarily due to increased exploration at the Amaruq project located 50 kilometres northwest of the Meadowbank mine in Nunavut.

  •
  Exploration expenses decreased by 18.3% to $20.8 million in Latin America compared with 2015 primarily due to decreased exploration at the El Barqueno and Morelos Sur projects in Mexico.

  •
  Exploration expenses decreased by 31.1% to $2.5 million in the United States and increased by 49.0% to $5.9 million in Europe in 2016 compared with 2015.

  •
  Corporate development and project evaluation expenses increased by 2.7% to $21.7 million in 2016 compared with 2015 primarily due to increased project evaluation expenses at the Minas Chaparral project in Mexico.

The table below sets out exploration expense by region and total corporate development expense:

	2016	2015	2014

	(thousands of United States dollars)
Canada	$96,026	$56,099	$27,773

Latin America	20,812	25,483	8,006

United States	2,525	3,666	2,615

Europe	5,877	3,943	5,044

Corporate development expense	21,738	21,162	12,564

Total exploration and corporate development expense	$146,978	$110,353	$56,002

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense increased to $613.2 million in 2016 compared with $608.6 million in 2015 and $433.6 million in 2014. The increase in amortization of property, plant and mine development between 2015 and 2016 was primarily due to the increased amortization at the Pinos Altos mine as a result of the shaft going into commercial production in July of 2016 and increased tonnage at the Kittila mine, partially offset by lower depreciation at the Goldex and La India mines due to reserve increases as at December 31, 2015. Amortization expense commences once operations are in commercial production.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   13

General and Administrative Expense

General and administrative expenses were $102.8 million in 2016, which were comparable to general and administrative expenses of $97.0 million in 2015. General and administrative expenses were $118.8 million in 2014.

Impairment Loss on Available-for-sale Securities

Impairment loss on available-for-sale securities was nil in 2016 compared with $12.0 million in 2015 and $15.8 million in 2014. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged.

Finance Costs

Finance costs decreased to $74.6 million in 2016 compared with $75.2 million in 2015 and $73.4 million in 2014. The table below sets out the components of finance costs:

	2016	2015	2014

	(thousands of United States dollars)
Stand-by fees on credit facilities	$5,387	$4,025	$4,605

Amortization of credit facilities, financing and note issuance costs	2,470	2,437	2,757

Interest on Credit Facility	3,102	8,892	7,499

Interest on notes	60,044	49,937	49,414

Accretion expense on reclamation provisions	3,832	4,164	5,173

Other interest and penalties	2,871	7,476	5,651

Interest capitalized to construction in progress	(3,065)	(1,703)	(1,706)

Total finance costs	$74,641	$75,228	$73,393

See Liquidity and Capital Resources – Financing Activities in this MD&A for details on the Credit Facility and notes referenced above.

Gain on Impairment Reversal

At the end of each reporting period the Company assesses whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If an indicator of impairment reversal exists, the recoverable amount of the asset is calculated in order to determine if any impairment reversal is required. A gain on impairment reversal is recognized for any excess of the recoverable amount of the asset over its carrying amount. The carrying amount of an asset is not increased above the lower of its recoverable amount and the carrying amount that would have been determined net of amortization had no impairment loss been recognized in prior periods.

As at December 31, 2016, the Company identified indicators of potential impairment reversal for the Company's Meadowbank mine and Meliadine mine project. As a result of the identification of these indicators, the Company estimated the recoverable amounts of the Meadowbank mine and Meliadine mine project cash generating units and concluded the recoverable amounts exceeded the carrying amounts. The Company recorded a gain on impairment reversal of $37.2 million at the Meadowbank mine and $83.0 million at the Meliadine mine project (refer to note 22 in the Company's annual consolidated financial statements for additional details).

A discounted cash flow approach was used to estimate fair value less costs of disposal, which represents the recoverable amount of property, plant and mine development assets that was used to determine the impairment reversal amounts. The total gain on impairment reversal recorded during the year ended December 31, 2016 was $120.2 million.

At the end of each reporting period the Company also assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. An impairment loss is recognized for any excess of the carrying amount of the asset over its recoverable amount. The recoverable amounts are based on each asset's future cash flows and represents each asset's fair value less costs of disposal.

14   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Based on assessments completed by the Company, no impairment losses were required in 2016, 2015 or 2014.

Management's estimates of future net cash flows are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and goodwill. This may have a material effect on the Company's future consolidated financial statements.

Foreign Currency Translation Loss (Gain)

The Company's operating results and cash flow are significantly affected by changes in the exchange rate between the US dollar and each of the Canadian dollar, Mexican peso and Euro as all of the Company's revenues are earned in US dollars while a significant portion of its operating and capital costs are incurred in such other currencies. During the period from January 1, 2015 through December 31, 2016, the daily US dollar (noon) exchange rate as reported by the Bank of Canada has fluctuated between C$1.17 and C$1.46, 14.57 Mexican pesos and 20.83 Mexican pesos and €0.83 and €0.96 per US$1.00.

A foreign currency translation loss of $13.2 million was recorded in 2016 compared with a foreign currency translation gain of $4.7 million in 2015 and a foreign currency translation loss of $3.8 million in 2014. On average, the US dollar strengthened against the Canadian dollar, Mexican peso and Euro in 2016 compared with 2015. The US dollar also strengthened against the Mexican peso and Euro and weakened against the Canadian dollar on December 31, 2016, compared to December 31, 2015. The net foreign currency translation loss in 2016 was primarily due to the translation impact of monetary assets denominated in Mexican pesos and Euros and monetary liabilities denominated in Canadian dollars, offset partially by the translation impact of monetary liabilities denominated in Mexican pesos and Euros and monetary assets denominated in Canadian dollars.

Income and Mining Taxes Expense

In 2016, the Company recorded income and mining taxes expense of $109.6 million on income before income and mining taxes of $268.5 million at an effective tax rate of 40.8%. In 2015, the Company recorded income and mining taxes expense of $58.0 million on income before income and mining taxes of $82.6 million at an effective tax rate of 70.2%. The Company's 2016 and 2015 effective tax rates were higher than the applicable statutory tax rate of 26.0% primarily due to the impact of mining taxes, foreign exchange and non-deductible expenses. In 2014, the Company recorded income and mining taxes expense of $106.2 million on income before income and mining taxes of $189.1 million at an effective tax rate of 56.1%.

Liquidity and Capital Resources

As at December 31, 2016, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $548.8 million compared with $132.3 million at December 31, 2015. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) increased to $806.6 million at December 31, 2016 compared with $517.9 million at December 31, 2015.

Operating Activities

Cash provided by operating activities increased by $162.4 million to $778.6 million in 2016 compared with 2015. The increase in cash provided by operating activities was primarily due to increases in the average realized price of gold, the impact on costs of a weaker Canadian dollar relative to the US dollar and more favourable working capital changes between periods. Partially offsetting these positive impacts on cash provided by operating activities was a $36.6 million increase in exploration and corporate development expenses between 2015 and 2016. Cash provided by operating activities was $668.3 million in 2014, $52.1 million higher than in 2015 primarily due to higher average realized prices of all metals in 2014 compared with 2015.

Investing Activities

Cash used in investing activities increased to $553.5 million in 2016 from $374.5 million in 2015. The increase in cash used in investing activities between periods was primarily due to a $66.3 million increase in capital expenditures, a $51.6 million decrease in net proceeds from the sale of available-for-sale securities and other investments and a $14.0 million increase in purchases of available-for-sale securities and other investments. Cash used in investing activities was $851.6 million in 2014,

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   15

including capital expenditures of $475.4 million and $403.5 million in net cash expenditures associated with the Company's joint acquisition of Osisko, partially offset by $44.7 million in net proceeds from the sale of available-for-sale securities and warrants.

In 2016, the Company invested cash of $516.1 million in projects and sustaining capital expenditures compared with $449.8 million in 2015. Capital expenditures in 2016 included $116.1 million at the Meliadine mine project, $78.4 million at the Goldex mine, $75.9 million at the Kittila mine, $64.3 million at the LaRonde mine, $60.4 million at the Canadian Malartic mine (the Company's attributable portion), $59.6 million at the Pinos Altos mine, $38.3 million at the Meadowbank mine, $10.5 million at the La India mine, $9.3 million at the Creston Mascota deposit at Pinos Altos and $3.3 million at other projects. The $66.3 million increase in capital expenditures between 2015 and 2016 was primarily due to significant expenditures that were incurred in 2016 relating to the development of the Meliadine mine project, including the purchase of long lead time equipment and material to prepare for the upcoming barge season.

On March 8, 2017, the Company completed the purchase of 38,100,000 common shares of GoldQuest Mining Corporation ("GoldQuest") pursuant to a private placement. The Company paid C$0.60 per GoldQuest common share, for total consideration of approximately C$22.9 million. Upon the closing of the transaction, Agnico Eagle held approximately 15.0% of the issued and outstanding common shares of GoldQuest on a non-diluted basis.

On February 28, 2017, the Company completed the purchase of 14,420,000 common shares of Otis Gold Corporation ("Otis") pursuant to a private placement. The Company paid C$0.35 per Otis common share, for total consideration of approximately C$5.0 million. Upon the closing of the transaction, Agnico Eagle held approximately 9.95% of the issued and outstanding common shares of Otis on a non-diluted basis.

On December 22, 2016, the Company subscribed for 22,500,000 common shares of Cartier Resources Inc. ("Cartier") in a non-brokered private placement at a price of C$0.20 per Cartier common share, for total cash consideration of C$4.5 million. Upon closing the transaction, the Company held approximately 19.97% of the issued and outstanding common shares of Cartier on a non-diluted basis. On March 20, 2017, the Company subscribed for an additional 3,365,369 common shares of Cartier for total proceeds of approximately C$0.6 million. Upon closing the transaction, the Company held approximately 19.85% of the issued and outstanding common shares of Cartier on a non-diluted basis.

On December 13, 2016, the Company subscribed for 12,100,000 common shares of G4G Capital Corp., subsequently renamed White Gold Corp ("White Gold") in a non-brokered private placement at a price of C$1.20 per White Gold common share, for total cash consideration of approximately C$14.5 million. Upon closing the transaction, the Company held approximately 19.93% of the issued and outstanding common shares of White Gold on a non-diluted basis. On March 21, 2017, the Company subscribed for an additional 1,110,000 shares of White Gold for total proceeds of approximately C$1.5 million. Upon closing the transaction, the Company held approximately 19.93% of the issued and outstanding common shares of White Gold on a non-diluted basis.

On March 16, 2016, the Company subscribed for 11,680,000 common shares of Belo Sun Mining Corp. ("Belo Sun") in a non-brokered private placement at a price of C$0.53 per Belo Sun common share, for total cash consideration of approximately C$6.2 million. On July 27, 2016, the Company subscribed for 14,922,760 common shares of Belo Sun pursuant to public offering by Belo Sun at a price of C$0.85 per Belo Sun common share, for total cash consideration of approximately C$12.7 million. Upon closing the transaction, the Company held approximately 19.2% of the issued and outstanding common shares of Belo Sun on a non-diluted basis.

On June 11, 2015, Agnico Eagle Sweden AB ("AE Sweden"), an indirect wholly-owned subsidiary of the Company, acquired 55.0% of the issued and outstanding common shares of Gunnarn Mining AB ("Gunnarn") from Orex Minerals Inc. ("Orex"), by way of a share purchase agreement (the "Gunnarn SPA"). The operation and governance of Gunnarn and the Barsele project are governed by a joint venture agreement among the Company, AE Sweden, Orex and Gunnarn (the "Gunnarn JVA"). Under the Gunnarn SPA, the consideration for the acquisition of the 55.0% of Gunnarn's outstanding common shares was $10.0 million, comprised of $6.0 million in cash payable at closing and payments of $2.0 million in cash or, at AE Sweden's sole discretion, shares of the Company, on each of the first and second anniversary of the closing. Under the Gunnarn JVA, AE Sweden committed to incur an aggregate of $7.0 million of exploration expenses at the Barsele project by June 11, 2018, 45.0% or $3.1 million of which is considered accrued purchase consideration. Accordingly, the Company's total purchase consideration for the acquisition of its 55.0% interest in Gunnarn was $13.1 million. AE Sweden may earn an additional 15.0% interest in Gunnarn under the Gunnarn JVA if it completes a feasibility study in respect of the Barsele project. The Gunnarn JVA also provides AE Sweden with the right to nominate a majority of the members of the board of directors of Gunnarn (based on current shareholdings) and AE Sweden is the sole operator of the Barsele project and paid customary management fees. In connection with the transaction, Orex also obtained a 2.0% net smelter return royalty on production from the Barsele property, which the Company may repurchase at any time for $5.0 million. The Gunnarn acquisition was

16   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $0.6 million were capitalized to the mining properties acquired. On September 25, 2015, Orex Minerals Inc. assigned its interest in the Gunnarn JV Agreement to Barsele Minerals Corp. ("Barsele Minerals"), which was at the time a wholly-owned subsidiary of Orex. All of the shares of Barsele Minerals were subsequently distributed to shareholders of Orex under a plan of arrangement.

On June 9, 2015, the Company acquired all of the issued and outstanding common shares of Soltoro Ltd. ("Soltoro"), including common shares issuable on the exercise of Soltoro's outstanding options and warrants, by way of a plan of arrangement under the Canada Business Corporations Act (the "Soltoro Arrangement"). Each outstanding share of Soltoro was exchanged under the Soltoro Arrangement for: (i) C$0.01 in cash; (ii) 0.00793 of an Agnico Eagle common share; and (iii) one common share of Palamina Corp., a company that was newly formed in connection with the Soltoro Arrangement. Pursuant to the Soltoro Arrangement, Soltoro transferred all mining properties located outside of the state of Jalisco, Mexico to Palamina Corp. and retained all other mining properties. Agnico Eagle had no interest in Palamina Corp. upon the closing of the Soltoro Arrangement. Agnico Eagle's total purchase price of $26.7 million was comprised of $2.4 million in cash, including $1.6 million in cash contributed to Palamina Corp. and 770,429 Agnico Eagle common shares issued from treasury. The Soltoro acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $1.4 million were capitalized to the mining properties acquired.

On May 21, 2015, the Company subscribed for 62,500,000 common shares of Belo Sun in a non-brokered private placement at a price of C$0.24 per Belo Sun common share, for total cash consideration of C$15.0 million.

On March 19, 2015, Agnico Eagle, Yamana and Canadian Malartic GP completed the purchase of a 30.0% interest in the Malartic CHL property from Abitibi Royalties Inc. ("Abitibi") in exchange for 459,197 Agnico Eagle common shares, 3,549,695 Yamana common shares and 3.0% net smelter return royalties to each of Abitibi and Osisko Gold Royalties Ltd. on the Malartic CHL property. Total Agnico Eagle common share consideration issued was valued at $13.4 million based on the closing price of the common shares on March 18, 2015. The Malartic CHL property is located adjacent to the Company's jointly owned Canadian Malartic mine and the remaining 70.0% interest in the Malartic CHL property was jointly acquired through the June 16, 2014 acquisition of Osisko (the predecessor to Canadian Malartic Corporation). Concurrent with the transaction closing, each of Abitibi, Agnico Eagle, Yamana, Canadian Malartic GP and Canadian Malartic Corporation released and discharged the others with respect to all proceedings previously commenced by Abitibi with respect to the Malartic CHL property. As a result of the transaction, Agnico Eagle and Yamana jointly own a 100.0% interest in the Malartic CHL property through their respective indirect interests in Canadian Malartic GP.

In 2016, the Company received net proceeds of $9.5 million from the sale of available-for-sale securities and other investments compared with $61.1 million in 2015 and $44.7 million in 2014. In 2016, the Company purchased $33.8 million of available-for-sale securities and other investments compared with $19.8 million in 2015 and $27.2 million in 2014. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

Financing Activities

Cash provided by financing activities of $190.4 million in 2016 increased compared with cash used in financing activities of $280.8 million in 2015 primarily due to the issuance of the 2016 Notes on June 30, 2016 and the receipt of $192.1 million of proceeds from the exercise of stock options, partially offset by a $19.3 million increase in net repayments of debt between periods. Cash provided by financing activities was $229.2 million in 2014, which included net proceeds from long-term debt of $286.0 million, partially offset by dividends paid of $54.1 million.

In 2016, the Company paid dividends of $71.4 million compared with $59.5 million in 2015 and $54.1 million in 2014. Agnico Eagle has declared a cash dividend every year since 1983. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On October 26, 2016, the Company amended its $1.2 billion Credit Facility to, among other things, extend the maturity date from June 22, 2020 to June 22, 2021 and amending pricing terms. As at December 31, 2016, the Company's outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit, amounting to $0.8 million at December 31, 2016. As at December 31, 2016, $1,199.2 million was available for future drawdown under the Credit Facility.

On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2016 Notes"), which, on issuance, had a weighted average maturity of 9.43 years and a weighted average yield of 4.77%. Proceeds from the offering of the 2016 Notes were used to repay amounts outstanding under the Credit Facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   17

On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). The Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at December 31, 2016, total letters of credit outstanding under the Third LC Facility amounted to $38.2 million.

On March 10, 2016, the Company raised approximately C$25.0 million ($18.7 million) through the issuance of 374,869 common shares at a price of C$66.69 per common share. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the issuer, subject to a renouncement process. At the time the flow-through shares are issued, the sale of tax deductions is deferred and presented in the accounts payable and accrued liabilities line item in the balance sheet because the Company had not yet fulfilled its obligation to pass on the tax deductions to the investor. At the time the Company fulfills its obligation, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expense. The closing price of the Company's common shares on the March 10, 2016 issuance date was C$48.49, resulting in an increase to share capital of approximately C$18.2 million ($13.6 million). The initial C$6.8 million ($5.1 million) liability is drawn down as eligible expenditures are incurred because the Company has a positive intention to renounce these expenses. During the year ended December 31, 2016, the liability was fully extinguished based on eligible expenditures incurred.

On September 30, 2015, the Company closed a private placement consisting of a $50.0 million guaranteed senior unsecured note (the "2015 Note") with a September 30, 2025 maturity date and a yield of 4.15%. Under the note purchase agreement in respect of the 2015 Note, the Company agreed that an amount equal to or greater than the net proceeds from the 2015 Note would be spent on mining projects in the Province of Quebec, Canada.

On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at December 31, 2016, $52.2 million had been drawn under the Second LC Facility.

On July 31, 2015, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective November 5, 2013, the amount available under the First LC Facility increased from C$175.0 million to C$200.0 million. Effective September 28, 2015, the amount available under the First LC Facility was increased to C$250.0 million. Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million.The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2016, $158.7 million had been drawn under the First LC Facility.

On July 24, 2012, the Company closed a private placement of $200.0 million of guaranteed senior unsecured notes (the "2012 Notes"). The 2012 Notes mature in 2022 and 2024 and at issuance had a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the offering of the 2012 Notes were used to repay amounts outstanding under the Credit Facility.

On April 7, 2010, the Company closed a private placement of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt and finance lease obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt and finance lease obligations included a secured loan facility (the "CMGP loan") with a remaining scheduled C$20.0 million repayment on June 30, 2017 and a 6.875% per annum interest rate. As at December 31, 2016, the attributable outstanding principal is C$20.0 million ($14.9 million). Agnico Eagle's indirect attributable interest in the finance lease obligations of CMGP include secured finance lease obligations provided in separate tranches with remaining maturities up to 2019 and a 7.5% interest rate. As at December 31, 2016, the Company's attributable finance lease obligations were $5.9 million.

18   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company was in compliance with all covenants contained in the Credit Facility, 2016 Notes, 2015 Note, 2012 Notes, 2010 Notes, First LC Facility, Second LC Facility and the Third LC Facility as at December 31, 2016. Canadian Malartic GP was in compliance with all covenants under the CMGP Loan as at December 31, 2016.

The Company issued common shares under the Company's incentive share purchase plan and dividend reinvestment plan for gross proceeds of $29.0 million in 2016 compared with $9.4 million in 2015 and $10.4 million in 2014.

Contractual Obligations

Agnico Eagle's contractual obligations as at December 31, 2016 are set out below:

	Total	2017	2018-2019	2020-2021	Thereafter

	(millions of United States dollars)
Reclamation provisions(i)	$397.3	$9.2	$15.0	$8.9	$364.2

Purchase commitments(ii)	84.2	43.3	15.1	8.8	17.0

Pension obligations(iii)	6.6	0.1	0.9	1.6	4.0

Finance and operating leases	31.9	9.2	11.1	2.1	9.5

Long-term debt(iv)	1,214.9	129.9	—	360.0	725.0

Total(v)	$1,734.9	$191.7	$42.1	$381.4	$1,119.7

Notes:

(i)
Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company's consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

(ii)
Purchase commitments include contractual commitments for the acquisition of property, plant and mine development. Agnico Eagle's attributable interest in the purchase commitments associated with its joint operations totaled $2.7 million as at December 31, 2016.

(iii)
Agnico Eagle provides a non-registered supplementary executive retirement defined benefit plan for certain current and former senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employee's years of service and level of compensation. The data included in this table have been actuarially determined.

(iv)
With respect to the Company's long-term debt obligations, the Company has assumed that repayment will occur on each instrument's respective maturity date.

(v)
The Company's future operating cash flows are expected to be sufficient to satisfy its contractual obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   19

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements as at December 31, 2016 include operating leases with various counterparties of $20.1 million (see Note 13(b) to the consolidated financial statements) and outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes of $251.6 million under the Credit Facility, First LC Facility, Second LC Facility and Third LC Facility (see Note 25 to the consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the Company's liquidity position (as outlined in the table below) is sufficient to satisfy any related penalties or obligations.

2017 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2017 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2017:

Amount
(millions of United States dollars)

2017 Mandatory Commitments:

Contractual obligations (see table above)	$191.7

Accounts payable and accrued liabilities (as at December 31, 2016)	228.6

Interest payable (as at December 31, 2016)	14.2

Income taxes payable (as at December 31, 2016)	35.1

Total 2017 mandatory expenditure commitments	$469.6

2017 Discretionary Commitments:

Expected 2017 capital expenditures	$859.4

Expected 2017 exploration and corporate development expenses	103.2

Total 2017 discretionary expenditure commitments	962.6

Total 2017 mandatory and discretionary expenditure commitments	$1,432.2

2017 Capital Resources:

Cash, cash equivalents and short-term investments (as at December 31, 2016)	$548.4

Expected 2017 cash provided by operating activities	650.9

Working capital, excluding cash, cash equivalents and short-term investments (as at December 31, 2016)	258.2

Available under the Credit Facility (as at December 31, 2016)	1,199.2

Total 2017 Capital Resources	$2,656.7

While the Company believes its capital resources will be sufficient to satisfy all 2017 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures, should unexpected financial circumstances arise in the future. The Company believes that it will continue to have sufficient capital resources available to satisfy its planned development and growth activities.

20   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Quarterly Results Review

For the Company's detailed 2016 and 2015 quarterly financial and operating results see Summarized Quarterly Data in this MD&A.

Revenues from mining operations increased by 3.4% to $499.2 million in the fourth quarter of 2016 compared with $482.9 million in the fourth quarter of 2015 primarily due to higher sales prices realized on gold and silver, partially offset by a 5.1% decrease in gold sales between periods. Production costs increased by 11.0% to $255.1 million in the fourth quarter of 2016 compared with $229.8 million in the fourth quarter of 2015 due to increased production and tonnage processed, partially offset by the impact of a weaker Mexican peso relative to the US dollar between periods. Exploration and corporate development expenses increased by 37.9% to $35.8 million in the fourth quarter of 2016 compared with $26.0 million in the fourth quarter of 2015 primarily due to increased exploration expenses incurred at the Amaruq project at the Meadowbank Mine in Nunavut. Amortization of property, plant and mine development decreased by 3.6% to $151.4 million in the fourth quarter of 2016 compared with $157.1 million in the fourth quarter of 2015 primarily due to lower amortization at the La India and Goldex mines due to an increase in depreciable reserves as at December 31, 2015, partially offset by higher amortization at the Pinos Altos mine due to the shaft going into commercial production in the third quarter of 2016. Net income of $62.7 million was recorded in the fourth quarter of 2016 after income and mining taxes expense of $52.8 million compared with a net loss of $15.5 million in the fourth quarter of 2015 after income and mining taxes expense of $34.6 million.

Cash provided by operating activities decreased by 14.3% to $120.6 million in the fourth quarter of 2016 compared with $140.7 million in the fourth quarter of 2015. The decrease in cash provided by operating activities was primarily due to a $34.2 million decrease in working capital balances, partially offset by a $16.3 million increase in revenue due to a 9.3% increase in the average realized price of gold between periods.

Outlook

The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see Note to Investors Concerning Forward-Looking Information in this MD&A for a discussion of assumptions and risks relating to such statements and information.

Gold Production

LaRonde Mine

In 2017, payable gold production at the LaRonde mine is expected to be approximately 315,000 ounces. Over the 2017 to 2019 period, average annual payable gold production at the LaRonde mine is expected to be approximately 347,000 ounces. Infill drilling completed in 2016 successfully upgraded portions of the LaRonde 3 mineral resource base, which will continue to be explored going forward. As well, throughout the three-year guidance period it is expected that there will be an increase in grade closer to that of the average mineral reserves. Total cash costs per ounce of gold produced on a by-product basis at the LaRonde mine are expected to be approximately $510 in 2017 compared with $501 in 2016.

Lapa Mine

In 2017, payable gold production at the Lapa mine is expected to be approximately 15,000 ounces. Under the current life of mine plan, Lapa is expected to operate until the end of the second quarter of 2017, with production coming from Zone Deep East and Zone 7 Deep. The Company is evaluating opportunities to continue production into the second half of 2017. Total cash costs per ounce of gold produced on a by-product basis at the Lapa mine are expected to be approximately $1,002 in 2017 compared with $732 in 2016, reflecting expectations of decreased production and lower gold grade.

Goldex Mine

In 2017, payable gold production at the Goldex mine is expected to be approximately 105,000 ounces. Over the 2017 to 2019 period, average annual payable gold production at the Goldex mine is expected to be approximately 113,000 ounces. Throughout the three year guidance period, mining will transition from the M and E satellite zones to the Deep 1 zone. Commissioning of the Deep 1 project remains on budget and schedule for commencement of mining in early 2018. Total cash costs per ounce of gold produced on a by-product basis at the Goldex mine are expected to be approximately $667 in 2017 compared with $532 in 2016, reflecting expectations of decreased production due to lower gold grade.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   21

Meadowbank Mine

In 2017, payable gold production at the Meadowbank mine is expected to be approximately 320,000 ounces. Over the 2017 to 2018 period, average annual payable gold production at the Meadowbank mine is expected to be approximately 242,500 ounces. Production guidance has increased slightly over previous guidance due to a slight increase in mineral reserves at year-end 2016 and the mining of higher grade ore in the Portage pit. At the Vault pit, opportunities are being investigated to potentially extend production through year-end 2018. The Amaruq satellite deposit at Meadowbank is expected to go into production in the third quarter of 2019 and provide approximately 135,000 ounces in its first partial year of commercial production. Total cash costs per ounce of gold produced on a by-product basis at the Meadowbank mine are expected to be approximately $683 in 2017 compared with $715 in 2016, reflecting expectations of increased production.

Canadian Malartic Mine

In 2017, attributable payable gold production at the Canadian Malartic mine is expected to be approximately 300,000 ounces. Over the 2017 to 2019 period, average annual attributable payable gold production at the Canadian Malartic mine is expected to be approximately 315,000 ounces. The updated life of mine plan for Malartic provides earlier access to higher grade zones that are located deeper in the Canadian Malartic pit. Total cash costs per ounce of gold produced on a by-product basis at the Canadian Malartic mine are expected to be approximately $578 in 2017 compared with $606 in 2016, reflecting expectations of increased production and higher gold grade.

Kittila Mine

In 2017, payable gold production at the Kittila mine is expected to be approximately 190,000 ounces. Over the 2017 to 2019 period, average annual payable gold production at the Kittila mine is expected to be approximately 200,000 ounces. The Company is carrying out studies to evaluate the economics of increasing throughput rates from the current 1.6 million tonnes per annum to 2.0 million tonnes, which could be further supported by continued development of the Rimpi and Sisar zones. Total cash costs per ounce of gold produced on a by-product basis at the Kittila mine are expected to be approximately $728 in 2017 compared with $699 in 2016, reflecting expectations of decreased production.

Pinos Altos Mine

In 2017, payable gold production at the Pinos Altos mine is expected to be approximately 170,000 ounces. Over the 2017 to 2019 period, average annual payable gold production at the Pinos Altos mine is expected to be approximately 173,000 ounces. Commissioning of the Pinos Altos shaft was completed in 2016 should allow for increased throughput at the mill. Exploration of the Cerro Colorado Zone outlined additional mineralization on the boundaries of the zone, and further drilling will be carried out in 2017 to evaluate this potential. Total cash costs per ounce of gold produced on a by-product basis at the Pinos Altos mine are expected to be approximately $474 in 2017 compared with $356 in 2016, reflecting expectations of decreased production due to changes in the mining sequence and the weakening of the Mexican peso relative to the US dollar during 2016.

Creston Mascota deposit at Pinos Altos

In 2017, payable gold production at the Creston Mascota deposit at Pinos Altos is expected to be approximately 40,000 ounces. Over the 2017 to 2019 period, average annual payable gold production at the Creston Mascota deposit at Pinos Altos is expected to be approximately 25,000 ounces. Recent exploration at Bravo, Cubiro and Madrono has yielded positive results and further drilling is planned for 2017. Total cash costs per ounce of gold produced on a by-product basis at the Creston Mascota deposit at Pinos Altos are expected to be approximately $812 in 2017 compared with $516 in 2016, reflecting expectations of decreased production as the mine life winds down and the weakening of the Mexican peso relative to the US dollar during 2016.

La India Mine

In 2017, payable gold production at the La India mine is expected to be approximately 100,000 ounces. Over the 2017 to 2019 period, average annual payable gold production at the La India mine is expected to be approximately 107,000 ounces. Step out drilling in 2016 at the nearby El Realito project yielded encouraging results, and additional work is planned for 2017. Total cash costs per ounce of gold produced on a by-product basis at the La India mine are expected to be approximately $583 in 2017 compared with $395 in 2016, reflecting decreased production, lower tonnes processed and the weakening of the Mexican peso relative to the US dollar during 2016.

22   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Production Summary

With the achievement of commercial production at the Kittila, Lapa and Pinos Altos mines in 2009, the Meadowbank mine in 2010, the Creston Mascota deposit at Pinos Altos and LaRonde mine extension in 2011, the Goldex mine M and E Zones in 2013 and the La India mine in 2014, along with the joint acquisition of the Canadian Malartic mine on June 16, 2014, Agnico Eagle has transformed from a one mine operation to an eight mine senior gold mining company over the last eight years. In 2016, the Company achieved annual payable gold production of 1,662,888 ounces. As the Company plans its next growth phase from this expanded production platform, it expects to continue to deliver on its vision and strategy. Annual payable gold production is expected to decrease to approximately 1,555,000 ounces in 2017, representing a 6.9% decrease compared with 2016. The Company expects that the main contributors to achieving the targeted levels of payable gold production, mineral reserves and mineral resources in 2017 will include:

  •
  Increased production from the Meadowbank, LaRonde and Canadian Malartic mines due to the mining of higher grade ore;

  •
  Continued mill and mine plan optimization; and

  •
  Continued conversion of Agnico Eagle's current mineral resources to mineral reserves.

Financial Outlook

Revenue from Mining Operations and Production Costs

In 2017, the Company expects to continue to generate solid cash flow with payable gold production of approximately 1,555,000 ounces compared with 1,662,888 ounces in 2016. This expected decrease in payable gold production is primarily due to the planned wind down of the Lapa mine in 2017, changes in the mining sequence of Pinos Altos resulting in lower gold production in 2017 and lower production at the Goldex mine as a result of lower throughput.

The table below sets out actual payable production in 2016 and expected payable production in 2017:

	2017 Forecast	2016 Actual

Gold (ounces)	1,555,000	1,662,888

Silver (thousands of ounces)	4,435	4,759

Zinc (tonnes)	7,267	4,687

Copper (tonnes)	4,480	4,416

In 2017, the Company expects total cash costs per ounce of gold produced on a by-product basis at the LaRonde mine to be approximately $510 compared with $501 in 2016. In calculating expectations of total cash costs per ounce of gold produced on a by-product basis for the LaRonde mine, net silver, zinc and copper by-product revenue offsets production costs. Therefore, production and price assumptions for by-product metals play an important role in the LaRonde mine's expected total cash costs per ounce of gold produced on a by-product basis due to its significant by-product production. The Pinos Altos mine also generates significant silver by-product revenue. An increase in by-product metal prices above forecasted levels would result in improved total cash costs per ounce of gold produced on a by-product basis at these mines. Total cash costs per ounce of gold produced on a co-product basis are expected to be approximately $699 in 2017 at the LaRonde mine compared with $668 in 2016.

As production costs at the LaRonde, Lapa, Goldex, Meadowbank and Canadian Malartic mines are denominated primarily in Canadian dollars, production costs at the Kittila mine are denominated primarily in Euros and production costs at the Pinos Altos mine, the Creston Mascota deposit at Pinos Altos and the La India mine are denominated primarily in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also affect the Company's expectations for the total cash costs per ounce of gold produced both on a by-product and co-product basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   23

The table below sets out the metal price and exchange rate assumptions used in deriving the expected 2017 total cash costs per ounce of gold produced on a by-product basis (forecasted production for each metal is shown in the table above) as well as the actual market average closing prices for each variable for the period of January 1, 2017 through February 28, 2017:

	2017 Assumptions	Actual Market Average (January 1, 2017 – February 28, 2017)

Silver (per ounce)	$16.00	$17.33

Zinc (per tonne)	$2,425	$2,779

Copper (per tonne)	$5,500	$5,837

Diesel (C$ per litre)	$0.80	$0.72

C$/US$ exchange rate (C$)	$1.28	$1.32

Euro/US$ exchange rate (Euros)	€0.91	€0.94

Mexican peso/US$ exchange rate (Mexican pesos)	18.00	20.92

See Risk Profile – Commodity Prices and Foreign Currencies in this MD&A for the expected impact on forecast 2017 total cash costs per ounce of gold produced on a by-product basis of certain changes in commodity price and exchange rate assumptions.

Exploration and Corporate Development Expenditures

In 2017, Agnico Eagle expects to incur exploration and corporate development expenses of approximately $103.2 million. Exploration expenses are expected to be focused on the Amaruq project in Nunavut, the LaRonde 3 deep deposit, the Barsele project in Sweden, the Sisar zone at the Kittila mine in Finland, satellite targets at the Pinos Altos and La India mines in Mexico and the El Barqueno project in Jalisco State, Mexico. At the Amaruq project, the first phase of a planned 75,000 metre drill program (costing approximately $21.9 million) commenced in early February 2017. Agnico Eagle's expected exploration program at the El Barqueno project in 2017 of approximately $16.8 million will focus on mineral resource development, conversion and regional exploration. At Barsele, $8.8 million will be spent with a focus to expand the mineral resources along strike and at depth and to test the gap between the Central and Avan zones. At Kittila, approximately $7.9 million will be spent on further deep drilling, including at the Sisar zone.

Exploration programs are designed to infill and expand known deposits and test other favourable target areas that could ultimately supplement the Company's existing production profile. Exploration is success driven and thus planned exploration could change materially based on the results of the various exploration programs. When it is determined that a project can generate future economic benefit, the costs of drilling and development to further delineate the ore body on such a property are capitalized. In 2017, the Company expects to capitalize approximately $21.7 million on drilling and development related to further delineating ore bodies and converting mineral resources into mineral reserves.

Other Expenses

General and administrative expenses are expected to be between $95.0 million and $115.0 million in 2017 compared with $102.8 million in 2016. Amortization of property, plant and mine development is expected to be between $590.0 million and $620.0 million in 2017 compared with $613.2 million in 2016. The Company's effective tax rate is expected to be between 40.0% and 45.0% in 2017.

Capital Expenditures

Capital expenditures, including sustaining capital, construction and development costs and capitalized exploration costs, are expected to total approximately $859.4 million in 2017. The Company expects to fund its 2017 capital expenditures through

24   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

operating cash flow from the sale of its gold production and the associated by-product metals. Significant components of the expected 2017 capital expenditures program include the following:

  •
  $284.4 million in sustaining capital expenditures relating to the LaRonde mine ($67.7 million), Canadian Malartic mine ($65.9 million – portion attributable to the Company), Kittila mine ($52.7 million), Pinos Altos mine ($48.4 million), Meadowbank mine ($20.3 million), Goldex mine ($17.0 million), La India mine ($6.9 million) and the Creston Mascota deposit at Pinos Altos ($5.5 million);

  •
  $553.3 million in capitalized development expenditures relating to the Meliadine mine project ($355.8 million), Amaruq ($73.1 million), Goldex mine ($55.8 million), LaRonde Zone 5 ($35.0 million), Kittila mine ($24.1 million), Pinos Altos mine ($5.8 million) and the Canadian Malartic mine ($1.7 million – portion attributable to the Company); and

  •
  $21.7 million in capitalized drilling expenditures.

During the 2017 year, a significant portion of Company's capital commitments will relate to the construction of the Meliadine mine project. The Meliadine mine project's forecast $355.8 million in development expenditures represent approximately 60.7% of the $553.3 million total. The Meliadine mine project will also have an estimated $3.9 million in capitalized drilling expenditures. The key elements of the $359.7 million program include:

  •
  5,600 metres of underground development (including the start of a second ramp portal);

  •
  Approximately 12,500 metres of conversion drilling and 14,000 metres of underground delineation drilling;

  •
  Completion of the camp complex in the second quarter of 2017;

  •
  Installation of underground ventilation and heating infrastructure by the fourth quarter of 2017;

  •
  Completion of the fuel farm in Rankin Inlet and at the mine site in the fourth quarter of 2017;

  •
  Closing in of the process and power plant buildings by the end of 2017; and

  •
  Construction of second ramp portal in the second to fourth quarters of 2017.

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets using the Company's securities, cash or a combination thereof. If cash is used to fund acquisitions, Agnico Eagle may be required to issue debt or securities to satisfy cash payment requirements.

All-in Sustaining Costs per Ounce of Gold Produced

All-in sustaining costs per ounce of gold produced is calculated on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before deducting by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Agnico Eagle's all-in sustaining costs per ounce of gold produced on a by-product basis are expected to be approximately $850 to $900 in 2017 compared with $824 in 2016.

Risk Profile

The Company mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of its mining facilities. Emphasis is placed on hiring and retaining competent personnel and developing their skills through training, including safety and loss control training. The Company's operating and technical personnel have a solid track record of developing and operating precious metal mines and several of the Company's mines have received safety and development awards. Nevertheless, the Company and its employees continue efforts to improve workplace safety with an emphasis on safety procedure training for both mining and supervisory employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   25

The Company also attempts to mitigate some of its normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and restricts coverage to insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Risk Factors" in the AIF.

Commodity Prices and Foreign Currencies

Agnico Eagle's net income is sensitive to metal prices and the Canadian dollar/US dollar, Mexican peso/US dollar and Euro/US dollar exchange rates. For the purpose of the sensitivity analyses set out in the table below, the Company applied the following metal price and exchange rate assumptions for 2017:

  •
  Silver – $16.00 per ounce;

  •
  Zinc – $2,425 per tonne;

  •
  Copper – $5,500 per tonne;

  •
  Diesel – C$0.80 per litre;

  •
  Canadian dollar/US dollar – C$1.28 per $1.00;

  •
  Euro/US dollar – €0.91 per $1.00; and

  •
  Mexican peso/US dollar – 18.00 Mexican pesos per $1.00.

Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of other metals may be attributed to factors such as demand and global mine production levels. Changes in the market price of diesel may be attributed to factors such as supply and demand. Changes in exchange rates may be attributed to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2016, the ranges of metal prices, diesel prices and exchange rates were as follows:

  •
  Silver: $13.75 – $21.14 per ounce, averaging $17.11 per ounce;

  •
  Zinc: $1,451 – $2,907 per tonne, averaging $2,094 per tonne;

  •
  Copper: $4,310 – $5,945 per tonne, averaging $4,867 per tonne;

  •
  Diesel: C$0.56 – C$0.77 per litre, averaging C$0.67 per litre;

  •
  Canadian dollar/US dollar: C$1.25 – C$1.47 per $1.00, averaging C$1.32 per $1.00;

  •
  Euro/US dollar: €0.86 – €0.97 per $1.00, averaging €0.90 per $1.00; and

  •
  Mexican peso/US dollar: 17.05 – 21.39 Mexican pesos per $1.00, averaging 18.69 Mexican pesos per $1.00.

The following table sets out the impact on forecasted 2017 total cash costs per ounce of gold produced on a by-product basis of specifically identified changes in assumed metal prices, the diesel price and exchange rates. Specifically identified changes in each variable were considered in isolation while holding all other assumptions constant. Based on historical market data and the 2016 price ranges shown above, these specifically identified changes in assumed metal prices and exchange rates are reasonably likely in 2017.

26   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in Variable	Impact on Forecasted 2017 Total Cash Costs per Ounce of Gold Produced (By-Product Basis)

Silver – $1 per ounce	$3

Zinc – 10%	$1

Copper – 10%	$2

Diesel – 10%	$3

Canadian dollar/US dollar – 1%	$4

Euro/US dollar – 1%	$1

Mexican peso/US dollar – 10%	$5

In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no forward gold sales. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and by-product metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum by-product metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance realized by-product metal prices. The Company's policy does not allow speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. The Company enters into currency hedging transactions under its Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as it does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes.

Cost Inputs

The Company considers and may enter into risk management strategies to mitigate price risk on certain consumables including, but not limited to, diesel fuel. These strategies have largely been confined to longer term purchasing contracts but may include financial and derivative instruments.

Interest Rates

The Company's current exposure to market risk for changes in interest rates relates primarily to drawdowns on its Credit Facility and its investment portfolio. Drawdowns on the Credit Facility are used primarily to fund a portion of the capital expenditures related to the Company's development projects and working capital requirements. As at December 31, 2016, there were no amounts outstanding on the Company's Credit Facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2016, short-term investments were $8.4 million.

Amounts drawn under the Credit Facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   27

Financial Instruments

The Company occasionally enters into contracts to limit the risk associated with fluctuations in by-product metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures.

Using financial instruments creates various financial risks. Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with high quality counterparties such as major banks. Market liquidity risk is the risk that a financial position cannot be liquidated quickly. The Company primarily mitigates market liquidity risk by spreading out the maturity of financial contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Because derivative contracts are primarily used as economic hedges, changes in mark-to-market value may impact income. For a description of the accounting treatment of derivative financial instruments, please see Critical IFRS Accounting Policies and Accounting Estimates – Derivative Instruments and Hedge Accounting in this MD&A.

Operational Risk

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, equipment failures, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, ground conditions, pit wall failures, flooding and gold bullion losses. The occurrence of these or similar types of events and circumstances may result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of premium costs or other reasons. The Company also may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Meadowbank, LaRonde and Canadian Malartic mines were the Company's most significant payable gold production contributors in 2016 at 18.8%, 18.4% and 17.6% respectively. These mines are expected to account for 60.2% of the Company's payable gold production in 2017.

The following table sets out expected 2017 payable gold production by mine:

	Expected Payable Gold Production (Ounces)	Expected Payable Gold Production (%)

LaRonde mine	315,000	20.3%

Lapa mine	15,000	1.0%

Goldex mine	105,000	6.8%

Meadowbank mine	320,000	20.6%

Canadian Malartic mine (attributable 50.0%)	300,000	19.3%

Kittila mine	190,000	12.2%

Pinos Altos mine	170,000	10.9%

Creston Mascota deposit at Pinos Altos	40,000	2.6%

La India mine	100,000	6.3%

Total	1,555,000	100.0%

28   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Mining is a complex and unpredictable business and, therefore, actual payable gold production may differ from expectations. Adverse conditions affecting mining or milling may have a material adverse impact on the Company's financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

The Company may not achieve expected payable gold production levels as a result of occurrences such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, an autoclave, a filter press or a grinding mill. Payable gold production may also be affected by unfavorable weather conditions, ground conditions or seismic activity, lower than expected ore grades, higher than expected dilution, electrical power interruptions, the physical or metallurgical characteristics of the ore and heap leach processing resulting in containment discharge. The Company has failed to meet payable gold production forecasts in the past due to adverse conditions such as rock falls, production drilling challenges, lower than planned mill recoveries and grades, higher than expected dilution, mine structural issues and delays in the commencement of production and ramp up at new mines. In 2014, gold production was negatively affected by ten days of downtime resulting from a production hoist drive failure at LaRonde. In 2015, gold production was negatively affected by lower than expected grades at Kittila and a decision during the year to extend the Vault pit at Meadowbank resulting in lower than expected 2015 production. Occurrences of this nature and other accidents, adverse conditions, operational problems or regulatory circumstances in future years may result in the Company's failure to achieve current or future production expectations.

The Company believes that the LaRonde mine extension is the deepest operation in the Western Hemisphere, with an expected maximum depth of over 3 kilometres. The operations of the LaRonde mine extension rely on infrastructure for hauling ore and materials to the surface, including a winze (or internal shaft) and a series of ramps linking mining deposits to the Penna Shaft that services historic operations at the LaRonde mine. The depth of the operations poses significant challenges to the Company, such as geomechanical and seismic risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives. Operations at the lower level of the LaRonde mine are subject to high levels of geomechanical stress and there are few resources available to assist the Company in modelling the geomechanical conditions at these depths, which may result in the Company not being able to extract the ore at these levels as currently contemplated. In 2014, ten days of downtime resulting from a production hoist drive failure resulted in annual production at LaRonde being approximately 10,000 ounces below the Company's expectations. The continued sustaining development of the LaRonde mine extension is subject to a number of risks and challenges, including unforeseen geological formations, the implementation of new mining processes and engineering and mine design adjustments. These occurrences may result in operational delays and in additional costs being incurred by the Company beyond those budgeted.

The Company's stated mineral reserves and mineral resources are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the expected grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on, among other things, assumed metal prices, foreign exchange rates and operating costs. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to record a material impairment loss on its investment in mining properties or delay or discontinue production or the development of new projects, resulting in net losses and reduced cash flow. Market price fluctuations of gold (or applicable by-product metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral reserves and mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular reporting period.

Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

The Company's operations include a mine in Finland and mines in Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization;

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   29

renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; security issues; and changing political conditions and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

The Company's Meadowbank mine, which is the Company's largest mine in terms of production, is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. In addition, the Amaruq property, located 50 kilometres northwest of the Meadowbank mine, has been approved as a satellite operation to the Meadowbank mine (pending receipt of required permits). The Company built a 110-kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank mine and the Company is building an all-weather road between Meadowbank and the Amaruq property. However, the Company's operations are constrained by the remoteness of the mine, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Most of the materials that the Company requires for the operation of the Meadowbank mine, including the exploration and potential development of the Amaruq deposit, must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is not able to acquire and transport necessary supplies during this time, this may result in a slowdown or stoppage of operations at the Meadowbank mine or development of the Amaruq deposit at Meadowbank. Furthermore, if major equipment fails, any items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank mine may require the slowdown or stoppage of operations.

The Company's Meliadine project, located 290 kilometres southeast of the Meadowbank mine, is also located in the Kivalliq District of Nunavut, approximately 25 kilometres northwest of the hamlet of Rankin Inlet on the west coast of Hudson Bay. Most of the materials that the Company requires for mine development must be transported through the port of Rankin Inlet during its approximately 14-week shipping season. If the Company cannot identify and procure suitable equipment and materials within a timeframe that permits transporting them to the project within this shipping season, it could result in delays and/or cost increases in the construction or development on the property.

Regulatory Risk

The Company's mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties. Regulatory enforcement, in the form of compliance or infraction notices, has occurred at some of the Company's mines and, while the current risks related to such enforcement are not expected to be material, the risk of fines or corrective action cannot be ruled out in the future.

Controls Evaluation

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 ("COSO") in order to assess the effectiveness of the Company's ICFR.

DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

30   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The Company has retrospectively reviewed and evaluated the effectiveness of the design and operation of its controls and procedures related to the impairment testing of its long-lived assets (specifically, property, plant & mine development and goodwill) and has concluded it had not maintained effective internal control over financial reporting as of December 31, 2015. Specifically, a control employed by the Company in its review and evaluation of certain assumptions employed in determining the recoverable amount of cash generating units subject to impairment testing was not designed with sufficient precision to prevent or detect a potential material error in the Company's financial information. This resulted in a reasonable possibility that a material misstatement in the Company's consolidated financial statements related to impairment testing on long-lived assets would not have been prevented or detected on a timely basis.

Therefore, management has concluded that a previously unreported material weakness existed in this review control as of December 31, 2015. A material weakness is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified did not result in any identified misstatement or error in the Company's consolidated financial statements as at and for the year ended December 31, 2015 and there were no changes in the Company's previously released financial statements. The Company advises that because of the material weakness, its ICFR and DC&P were ineffective as of December 31, 2015 and continued to be ineffective until the material weakness was remediated as described below.

In order to address the material weakness identified as of December 31, 2015, the controls related to impairment testing of long-lived assets have been re-designed for the 2016 year-end impairment process, and additional controls have been introduced, to increase the precision level of the review of key assumptions to prevent or detect error. A material weakness is not considered remediated until the applicable remedial controls operate for a sufficient period of time. The controls relating to impairment testing were tested as of December 31, 2016 and management has concluded, through this testing, that these controls are operating effectively. Based on these efforts, the identified material weakness relating to internal controls over impairment testing of long-lived assets has been remediated.

The changes implemented have not materially affected, and are not reasonably likely to materially affect, the Company's ICFR in other respects. The Company's management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR and DC&P as at December 31, 2016. Based on this evaluation, management concluded that the Company's corrected ICFR and DC&P were effective as at December 31, 2016.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 13, 2017 were exercised:

Common shares outstanding at March 13, 2017	224,932,981

Employee stock options	7,050,128

Common shares held in a trust in connection with the Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan	949,422

Total	232,932,531

Governance

Agnico Eagle's Sustainable Development Policy, revised by the Board of Directors in 2016, formally outlines the guiding principles and commitments that the Company strives to uphold. The Sustainable Development Policy is based on four

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   31

fundamental values of sustainable development at Agnico Eagle: respect for the Company's employees; protection of the environment; safe operations; and respect for the Company's communities.

Sustainable Development Management

In 2016, the Company continued the process of incorporating health, safety and environmental sustainability into all aspects and stages of its business, from the corporate objectives and executive responsibility of 'maintaining high standards in sustainability' to exploration and acquisition activities, day to day operating and site closure. This integration began in 2012 with the adoption of an integrated Health, Safety, Environment and Social Acceptability Policy (the "Sustainable Development Policy") that reflects the Company's commitment to responsible mining practices. The Company believes that the Sustainable Development Policy will lead to the achievement of more sustainable practices through oversight and accountability.

The Sustainable Development Policy operates through the development and implementation of a formal and integrated Health, Safety and Environmental Management System, termed the Responsible Mining Management System (the "RMMS"), across all divisions of the Company. The Partnership has committed to implementing the RMMS at Canadian Malartic in the future. The aim of the RMMS is to promote a culture of accountability and leadership in managing health, safety, environmental and social acceptability matters. RMMS implementation is supported by software widely used in the Canadian mining industry that is consistent with the ISO 14001 Environmental Management System and the OHSAS 18001 Health and Safety Management System.

The RMMS incorporates the Company's commitments as a signatory to the Cyanide Code, a voluntary program that addresses the safe production, transport, storage, handling and disposal of cyanide. The Company became a signatory to the Cyanide Code in September 2011.

The RMMS also integrates the requirements of the Mining Association of Canada's industry-leading Towards Sustainable Mining Initiative (the "TSM Initiative"), as well as the Global Reporting Initiative's sustainability reporting guidelines for the mining industry. In December 2010, the Company became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative was developed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under six performance elements: crisis management; energy and greenhouse gas emissions management; tailings management; biodiversity conservation management; health and safety; and aboriginal relations and community outreach.

The Company has adopted and implemented the World Gold Council's Conflict-Free Gold Standard. This implementation was initiated on January 1, 2013.

Employee Health and Safety

The Company's overall health and safety performance, as measured by accident frequency, improved during 2016. A combined lost-time and restricted work accident frequency rate (excluding the Canadian Malartic mine) of 1.04 was achieved, a 15% reduction from the 2015 rate of 1.23 and substantially below the target rate of 1.40. This is the best combined accident frequency rate ever recorded by the Company. Extensive health and safety training was also provided to employees during 2016.

One of the measures implemented by the Company to improve safety performance is the workplace safety card system. This system was implemented across all of the Company's operations, in Canada and abroad, to strengthen the risk-based training program. Developed by the Quebec Mining Association (the "AMQ"), the safety card system teaches workers and supervisors to use risk-based thinking in their duties. Workers and their supervisors must meet every day to discuss on-the-job health and safety matters. The safety card system also allows the Company's workers and supervisors to document daily inspections and record observations on conditions in the workplace, as well as the nature of risks, issues and other relevant information. In addition, it allows supervisors to exchange and analyze all relevant information between shifts and various technical services to improve efficiency and safety.

In 2016, the AMQ acknowledged the Company's strong performance in the area of health and safety, recognizing 28 of the Company's supervisors from the LaRonde, Lapa and Goldex mines for keeping their workers safe. The supervisors received AMQ security trophy awards for 50,000 or more hours supervised without a lost-time accident. Together, this group of 28 supervisors achieved more than 2,000,000 hours supervised without a lost-time accident for a member of their crew.

Each of the Company's mining operations has its own Emergency Response Plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment. In 2014, the

32   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

corporate crisis management plan was updated to align with industry best practices and the TSM Initiative requirements. Emergency response simulations were also performed at all divisions. The TSM Initiative also contains a Health and Safety protocol.

The Canadian Malartic mine's combined accident frequency rate in 2016 was 1.4, compared to an objective of 1.2, and compared to the 2015 rate of 1.28.

Community

The Company's goal, at each of its operations worldwide, is to hire as much of its workforce as possible, including management teams, directly from the local region in which the operation is located. In 2016, the overall company average for local hiring was 76%. The Company believes that providing employment is one of the most significant contributions it can make to the communities in which it operates.

The Company continued its efforts in community development agreements in Nunavut. In 2015, the Meadowbank IIBA was renewed and the Meliadine IIBA was signed. In 2016, the Company continued its dialogue with First Nations in the Abitibi region. The Partnership has entered into negotiations with First Nations around the Kirkland Lake project and has also initiated a dialogue with First Nations in the Abitibi region.

The Canadian Malartic mine continued its contribution to the economic development fund (FEMO) which was established prior to mine development to diversify the local economy throughout the mine life so that the town of Malartic is well equipped to face the eventual mine closure. The Canadian Malartic mine has also participated in forums initiated by the town council on the future of the town of Malartic. Approximately 98% of the hiring in 2016 at the Canadian Malartic mine was from the local area.

In 2016, the Company continued its support of the Kivalliq Mine Training Society and for the unique upward mobility training program for Inuit employees developed at Meadowbank. This program provides training and career path opportunities for Inuit with limited education and work experience in the area of heavy equipment operations, mill operations and site services. Skills acquired through the program are easily transferable to other sectors of the Nunavut economy.

For the eighth year in a row, the Pinos Altos mine was certified as a Socially Responsible Company by the Mexican Centre for Philanthropy (Centro Mexicano para la Filantrop?ia) and the Alliance for Social Responsibility of Enterprises (Alianza por la Responsabilidad Social Empresarial en Mexico). This certification recognizes the excellence of the social responsibility practices at the Pinos Altos mine.

The Company continues to support a number of community health and educational initiatives in the region surrounding the Pinos Altos mine, including the establishment of a local sewing cooperative and donating material for the construction of new classrooms or for the repair of existing classrooms.

Environment

The Company's exploration activities and mining and processing operations are subject to the federal, state, provincial, territorial, regional and local environmental laws and regulations in the jurisdictions in which the Company's activities and facilities are located. These include requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance. Each mine is subject to environmental assessment and permitting processes during development and, in operation, has an environmental management system consistent with ISO 140001 as well as an internal audit program. The Company works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance.

The Company has reported greenhouse gas emissions and climate change risk factors annually to the Carbon Disclosure Project since 2007.

In 2015, Environment Canada charged the Company with two infractions under the Fisheries Act in relation to a seepage incident at the Meadowbank mine that was identified during a July 2013 on-site inspection. Monitoring data indicated that the 2013 seepage event did not affect the water quality of the downstream Second Portage Lake. Discussions are underway to attempt to resolve the matter but, if unsuccessful, a trial would not likely occur until 2018.

In 2016, the Canadian Malartic mine received one non-compliance blast notice and 12 non-compliance noise notices (which includes notices received in instances where noise levels were otherwise within the municipal noise limits), a decrease from the 25 infractions received in 2015. The mine's team of on-site environmental experts continue to monitor regulatory

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   33

compliance in terms of approvals, permits and observance of directives and requirements and continue to implement improvement measures.

Critical IFRS Accounting Policies and Accounting Estimates

Agnico Eagle's significant IFRS accounting policies are disclosed in the Summary of Significant Accounting Policies note to the consolidated financial statements.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Although the Company evaluates its accounting estimates periodically, actual results may differ from these estimates.

The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee which has reviewed the Company's disclosure in this MD&A.

Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. The Company does not hold financial instruments or derivative financial instruments for trading purposes.

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statements of income and comprehensive income or in equity as a component of accumulated other comprehensive income, depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness at each reporting period. Realized gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

Mining Properties, Plant and Equipment and Mine Development Costs

Mining properties, plant and equipment and mine development costs are recorded at cost, less accumulated amortization and accumulated impairment losses.

Mining Properties

The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the

34   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

units-of-production method, based on estimated proven and probable mineral reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

Assets under construction are not amortized until the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

Plant and Equipment

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in statement of profit or loss and other comprehensive income when the asset is derecognized.

Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the end of the construction period. Amortization is charged according to either the units-of-production method or on a straight-line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

Useful lives of property, plant and equipment are based on estimated mine lives as determined by proven and probable mineral reserves. Remaining mine lives at December 31, 2016 range from 1 to 18 years.

Mine Development Costs

Mine development costs incurred after the commencement of production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enable the Company to extract ore underground.

The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves.

Deferred Stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

Production stage stripping costs provide a future economic benefit when:

  •
  It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;

  •
  The Company can identify the component of the ore body for which access has been improved; and

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   35

  •
  The costs relating to the stripping activity associated with that component can be measured reliably.

Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

Borrowing Costs

Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, development or construction stages.

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to the Company are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest rate method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost. An asset leased under a finance lease is amortized over the shorter of the lease term and its useful life.

All other leases are recognized as operating leases. Operating lease payments are recognized as an operating expense in the consolidated statements of income on a straight-line basis over the lease term.

Development Stage Expenditures

Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

Commercial Production

A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

  •
  Completion of a reasonable period of testing mine plant and equipment;

  •
  Ability to produce minerals in saleable form (within specifications); and

  •
  Ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

36   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Impairment of Long-lived Assets

At the end of each reporting period the Company assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. The impairment loss related to a CGU is first allocated to goodwill and the remaining loss is allocated on a pro-rata basis to the remaining long-lived assets of the CGU based on their carrying amounts.

Any impairment charge that is taken on a long-lived asset except goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, a recovery should be recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. Impairments and subsequent reversals are recorded in the consolidated statement of income in the period in which they occur.

Reclamation Provisions

Asset retirement obligations ("AROs") arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined to exist based on the Company's best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in financing costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains or losses are recorded in the consolidated statements of income.

Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in proven and probable mineral reserves and a corresponding change in the life-of-mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Each reporting period, provisions for AROs are re-measured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income.

Environmental remediation liabilities ("ERLs") are differentiated from AROs in that ERLs do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income. Upon settlement of an

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   37

ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income.

Stock-based Compensation

The Company offers equity-settled awards (the employee stock option plan, incentive share purchase plan, restricted share unit plan and performance share unit plan) to certain employees, officers and directors of the Company.

Employee Stock Option Plan ("ESOP")

The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income and comprehensive income or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category of the award recipient's payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not re-measured subsequent to the initial grant date. The dilutive impact of stock option grants is factored into the Company's reported diluted net income per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

Incentive Share Purchase Plan ("ISPP")

Under the ISPP, directors (excluding non-executive directors), officers and employees (the participants) of the Company may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each participant's contribution. All common shares subscribed for under the ISPP are issued by the Company.

The Company records an expense equal to its cash contribution to the ISPP. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to the vesting date, any accrual for contributions by the Company during the vesting period related to that employee is reversed.

Restricted Share Unit ("RSU") Plan

The RSU plan is open to directors and certain employees, including senior executives, of the Company. Common shares are purchased and held in a trust until they have vested. The cost is recorded over the vesting period of the award to the same expense category as the award recipient's payroll costs. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

Performance Share Unit ("PSU") Plan

The PSU plan is open to senior executives of the Company. Common shares are purchased and held in a trust until they have vested. PSUs are subject to vesting requirements based on specific performance measurements by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of PSUs estimated to vest.

Revenue Recognition

Revenue from mining operations consists of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from by-product metal sales are shown net of smelter charges as part of revenues from mining operations.

38   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue from the sale of gold and silver is recognized when the following conditions have been met:

  •
  The Company has transferred to the buyer the significant risks and rewards of ownership;

  •
  The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

  •
  The amount of revenue can be measured reliably;

  •
  It is probable that the economic benefits associated with the transaction will flow to the Company; and

  •
  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from gold and silver in the form of dore bars is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all of the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is established as of the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when the risks and rewards of ownership of the concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

Income Taxes

Current and deferred tax expenses are recognized in the consolidated statements of income except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income (loss).

Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates and laws that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

Deferred taxes are not recognized in the following circumstances:

  •
  Where a deferred tax liability arises from the initial recognition of goodwill;

  •
  Where a deferred tax asset or liability arises on the initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither net income or taxable profits; and

  •
  For temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused tax losses and tax credits carried forward and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized except as noted above.

At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Recently Issued Accounting Pronouncements

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The Company plans to adopt the new standard on the required effective date.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   39

During 2016, the Company performed a high-level impact assessment of all three aspects of IFRS 9. This preliminary assessment is based on currently available information and may be subject to changes arising from further detailed analysis or additional reasonable and supportable information being made available to the Company in the future. Overall, there is no significant impact expected on the balance sheet or statement of equity from the adoption of IFRS 9.

Classification and measurement

The only change in IFRS 9 in respect of the classification of financial liabilities is that for those designated at fair value through profit or loss ("FVTPL"), fair value changes attributable to the Company's own credit risk are presented in OCI. IFRS 9 introduces a new model for classifying financial assets. The standard introduces principle-based requirements for the classification of financial assets, using the following measurement categories:

  •
  Debt instruments at amortized cost;

  •
  Debt instruments at fair value through OCI ("FVOCI") with cumulative gains and losses reclassified to profit or loss upon derecognition;

  •
  Debt instruments, derivatives and equity instruments at FVTPL; and

  •
  Equity instruments designated at FVOCI with no recycling of gains and losses upon derecognition.

The Company is still evaluating its different financial assets to ensure appropriate classification under IFRS 9.

Impairment

The new impairment requirements are based on a forward-looking expected credit loss model. The model applies to debt instruments measured at amortized cost or at FVOCI, as well as lease receivables, trade receivables, contracts assets (as defined in IFRS 15), and loan commitments and financial guarantee contracts that are not at fair value through profit or loss. The Company does not hold significant amounts of these types of financial assets and therefore does not expect these changes to have a significant impact.

Hedge accounting

The changes in IFRS 9 relating to hedge accounting will have no impact as the Company does not currently apply hedge accounting.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The Company plans to adopt the new standard (including the clarifications issued by the IASB in April 2016) on the required effective date. During 2016, the Company commenced its preliminary assessment of IFRS 15 and some of the key issues it has identified, and its initial views and perspectives, are set out below. These are based on the work completed to date and the Company's current interpretation of IFRS 15 and may be subject to changes as more detailed analysis is completed and as interpretations evolve more generally. Furthermore, the Company is considering and will continue to monitor any further development. To date, the following issues set out immediately below were identified by the Company as requiring consideration.

Provisionally priced sales

Some of the Company's sales of metal in concentrate contain provisional pricing features. Under IAS 18, revenue is recognized under these contracts based on forward prices at the time of delivery, which is when the risks and rewards of ownership of the concentrate pass to the third-party smelters. Final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is established as of the date that the concentrate is delivered to the smelter.

40   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company is currently evaluating the accounting treatment of these contracts under IFRS 15. The impact is expected to be immaterial. In 2016, revenue from concentrate sales contracts was approximately 0.7% of total revenue.

Other presentation and disclosure requirements

IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards. The presentation requirements represent a significant change from current practice and will increase the volume of disclosures required in the financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2016, the Company started to consider the systems, internal controls, policies and procedures necessary to collect and disclose the required information.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases which brings most leases on-balance sheet for lessees by eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17's operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17 – Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard's transition provisions permit certain reliefs. In 2017, the Company plans to assess the potential effect of IFRS 16 on its consolidated financial statements.The Company plans to adopt the new standard on the required effective date.

Mineral Reserve Data

The scientific and technical information set out in this MD&A has been approved by the following "qualified persons" as defined under the CSA's National Instrument 43-101 Standards of Disclosure for Mineral Properties: mineral reserves and mineral resources (other than for the Canadian Malartic mine) – Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; mineral reserves and mineral resources (for the Canadian Malartic mine) – Donald Gervais, P.Geo., Director of Technical Services at Canadian Malartic Corporation and Sylvie Lampron, Eng., Principal Engineer at Canadian Malartic Corporation; Quebec operations – Christian Provencher, Eng., Vice-President, Canada; Nunavut operations – Dominique Girard, Eng., Vice-President, Nunavut Operations; Kittila operations – Francis Brunet, Eng., Corporate Director, Mining; Southern Business operations – Carol Plummer, Eng., Vice-President, Project Development, Southern Business; environmental – Louise Grondin P.Eng., Senior Vice-President, Environment, Sustainable Development and People; metallurgy – Paul Cousin, Eng., Vice-President, Metallurgy; and Exploration – Guy Gosselin, Eng., Vice-President, Exploration. The Company's mineral reserves estimate was derived from internally generated data or geology reports.

The assumptions used for the mineral reserve estimates at all mines and projects reported in this MD&A (except the Canadian Malartic mine, the Meliadine mine project and the Upper Beaver project) as at December 31, 2016 are $1,150 per ounce gold, $16.50 per ounce silver, $0.95 per pound zinc and $2.15 per pound copper. Foreign exchange rates assumptions of C$1.20 per US$1.00, €0.91 per US$1.00 and 16.00 Mexican pesos per US$1.00 were used for all mines and projects other than the Lapa and Meadowbank mines in Canada, the Creston Mascota deposit at Pinos Altos, and Santo Nino pit at the Pinos Altos mine in Mexico, which used foreign exchange rates assumptions of C$1.30 per US$1.00 and 16.00 Mexican pesos per US$1.00 (other assumptions unchanged) due to their shorter remaining mine lives.

At the Meliadine mine project, the assumptions remained the same as at December 2015, which were $1,100 per ounce gold and a foreign exchange rate of C$1.16 per US$1.00.

The Canadian Malartic General Partnership (the "Partnership"), owned by Agnico Eagle (50%) and Yamana Gold Inc. ("Yamana") (50%), which owns and operates the Canadian Malartic mine, and the Canadian Malartic Corporation ("CMC"), owned by Agnico Eagle (50%) and Yamana (50%), which owns and manages the Upper Beaver project in Kirkland Lake, have estimated the December 2016 mineral reserves of the Canadian Malartic mine and the Upper Beaver project using the following assumptions: $1,200 per ounce gold and $2.75 per pound copper; a cut-off grade at the Canadian Malartic mine

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   41

between 0.33 g/t and 0.37 g/t gold (depending on the deposit); a C$125/tonne net smelter return (NSR) for the Upper Beaver project; and an foreign exchange rate of C$1.25 per US$1.00.

Proven and Probable Mineral Reserves by Property(i)	Tonnes	Gold Grade (Grams per Tonne)	Contained Gold (Ounces)(ii)

	(thousands)
			(thousands)
Proven Mineral Reserves

LaRonde mine (not including Zone 5)	5,833	4.91	921

LaRonde Zone 5	2,836	2.12	194

Lapa mine	259	4.58	38

Goldex mine	294	1.47	14

Meadowbank mine	1,704	1.75	96

Canadian Malartic mine (attributable 50.0%)	25,560	0.95	785

Meliadine mine project	34	7.31	8

Kittila mine	1,148	4.19	155

Pinos Altos mine	3,512	2.69	304

Creston Mascota deposit at Pinos Altos	65	0.94	2

La India mine	213	0.61	4

Total Proven Mineral Reserves	41,458	1.89	2,520

Probable Mineral Reserves

LaRonde mine (not including Zone 5)	11,758	5.64	2,132

LaRonde Zone 5	3,429	2.08	230

Goldex mine	16,507	1.64	872

Akasaba project	4,942	0.89	142

Meadowbank mine	6,515	2.94	615

Canadian Malartic mine (attributable 50.0%)	76,274	1.13	2,764

Meliadine mine project	14,495	7.32	3,410

Upper Beaver project	3,996	5.43	698

Kittila mine	28,907	4.65	4,325

Pinos Altos mine	13,889	2.51	1,120

Creston Mascota deposit at Pinos Altos	2,426	1.29	100

La India mine	43,756	0.72	1,016

Total Probable Mineral Reserves	226,895	2.39	17,423

Total Proven and Probable Mineral Reserves	268,353	2.31	19,943

Notes:

(i)
Complete information on the verification procedures, quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definitions of certain terms used herein may be found in: the AIF under the heading "Information on Mineral Reserves and Mineral Resources of the Company"; the Technical Report on the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the Lapa Gold Project, Cadillac Township, Quebec, Canada filed with

42   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

  Canadian securities regulatory authorities on SEDAR on June 8, 2006; the Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Mine, Nunavut, Canada as at December 31, 2011 filed with Canadian securities regulatory authorities on SEDAR on March 23, 2012; the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as of December 31, 2008 filed with Canadian securities regulatory authorities on March 25, 2009; the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada dated February 11, 2015 filed with Canadian securities regulatory authorities on SEDAR on March 12, 2015; the Technical Report on the June 30, 2012 Update of the Mineral Resources and Mineral Reserves, La India Gold Project, Municipality of Sahuaripa, Sonora, Mexico dated August 31, 2012 filed with Canadian securities regulatory authorities on SEDAR on October 12, 2012; the Technical Report on Production of the M and E Zones at Goldex Mine dated October 14, 2012 filed with the Canadian securities regulatory authorities on SEDAR on November 1, 2012; and the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property as at June 16, 2014 filed with Canadian securities regulatory authorities on SEDAR on August 13, 2014.

(ii)
Total contained gold ounces does not include equivalent gold ounces for the by-product metals contained in the mineral reserves.

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   43

Adjusted Net Income

Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the consolidated statements of income and comprehensive income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	2016	2015(i)	2014(i)

	(thousands of United States dollars)
Net income for the period – basic	$158,824	$24,583	$82,970

Less: Dilutive impact of CMGP Convertible Debentures(ii)	–	–	(7,345)

Net income for the period – diluted	$158,824	$24,583	$75,625

Impairment loss on available-for-sale securities	–	12,035	15,763

Gain on sale of available-for-sale securities	(3,500)	(24,600)	(5,635)

Foreign currency translation loss (gain)	13,157	(4,728)	3,781

(Gain) loss on derivative financial instruments	(9,468)	19,608	6,156

Mark-to-market loss (gain) on CMGP Convertible Debentures(iii)	–	2,416	(7,995)

Gain on impairment reversal, net of tax	(81,210)	–	–

Income and mining taxes adjustments(iv)	4,755	24,742	23,323

Other(v)	26,963	19,442	5,832

Adjusted net income for the period – basic	$109,521	$73,498	$124,195

Adjusted net income for the period – diluted	$109,521	$73,498	$116,850

Net income per share – basic	$0.71	$0.11	$0.43

Net income per share – diluted	$0.70	$0.11	$0.39

Adjusted net income per share – basic	$0.49	$0.34	$0.64

Adjusted net income per share – diluted	$0.49	$0.34	$0.60

Notes:

(i)
Beginning in 2016, the Company decided to exclude stock based compensation expense from the calculation of adjusted net income. Adjusted net income for the years ended December 31, 2015 and 2014 have been restated to reflect this change. Stock option expense for the year ended December 31, 2016 was $16.3 million (2015 – $19.5 million; 2014 – $20.1 million).

(ii)
In connection with the joint acquisition of Osisko on June 16, 2014, Agnico Eagle indirectly assumed its attributable interest in the senior unsecured convertible debentures previously issued by Osisko and assumed by Canadian Malartic GP (the "CMGP Convertible Debentures"). On June 30, 2015, the negotiated early settlement of all the CMGP Convertible Debentures was completed, resulting in principal outstanding of nil. The impact of the CMGP Convertible Debentures has been included in the calculation of diluted net income, diluted adjusted net income, diluted net income per share and diluted adjusted net income per share where dilutive and has been excluded from the calculation of diluted net income, diluted adjusted net income, diluted net income per share and diluted adjusted net income per share where anti-dilutive. The dilutive impact of the CMGP Convertible Debentures was excluded from the calculation of diluted net income, diluted adjusted net income, diluted net income per share and diluted adjusted net income per share for the year ended December 31, 2015 as their impact would have been anti-dilutive for the portion of the year they were outstanding.

(iii)
Where the impact of the CMGP Convertible Debentures is dilutive, the adjustment for mark-to-market loss (gain) on CMGP Convertible Debentures is excluded from the calculation of adjusted net income for the period on a diluted basis as it is already incorporated in the calculation of net income for the period on a diluted basis.

(iv)
Income and mining tax adjustments reflect foreign currency translation recorded to the income and mining taxes expense, recognition of previously unrecognized capital losses, the result of income and mining tax audits, impact of tax law changes and reflective adjustments to prior period operating results.

(v)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets and other non-recurring items. For the year ended December 31, 2015, the "Other" line item also included adjustments for a catch-up of amortization expense related to the finalization of the acquisition date fair value estimates of depreciable mining properties included in the purchase price allocation of the Company's June 16, 2014 joint acquisition of Osisko; and payments made related to the June 30, 2015 negotiated early settlement of the CMGP Convertible Debentures that were assumed by CMGP in connection with the Company's joint acquisition of Osisko.

44   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is a method used by management and the Board to monitor operations.

Minesite costs per tonne is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income (loss) for inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of income and comprehensive income (loss) in accordance with IFRS.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   45

Total Production Costs by Mine

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014

(thousands of United States dollars)
LaRonde mine	$179,496	$172,283	$188,736

Lapa mine	52,974	52,571	61,056

Goldex mine	63,310	61,278	64,836

Meadowbank mine	218,963	230,564	270,824

Canadian Malartic mine(i)	183,635	171,473	113,916

Kittila mine	141,871	126,095	116,893

Pinos Altos mine	114,557	105,175	123,342

Creston Mascota deposit at Pinos Altos	27,341	26,278	28,007

La India mine(ii)	49,745	49,578	36,949

Production costs per the consolidated statements of income and comprehensive income	$1,031,892	$995,295	$1,004,559

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iv) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine Per Ounce of Gold Produced(iii)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		305,788		267,921		204,652
Production costs	$179,496	$587	$172,283	$643	$188,736	$922

Inventory and other adjustments(v)	24,914	81	31,417	117	27,070	133

Cash operating costs (co-product basis)	$204,410	$668	$203,700	$760	$215,806	$1,055

By-product metal revenues	(51,136)	(167)	(45,678)	(170)	(79,015)	(387)

Cash operating costs (by-product basis)	$153,274	$501	$158,022	$590	$136,791	$668

LaRonde Mine Per Tonne(iv)		Year Ended December 31, 2016				Year Ended December 31, 2015				Year Ended December 31, 2014

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,240				2,241				2,085
Production costs		$179,496		$80		$172,283		$77		$188,736		$91

Production costs (C$)	C$	237,934	C$	106	C$	218,649	C$	98	C$	208,222	C$	100

Inventory and other adjustments (C$)(vi)		(1,447)		–		4,150		1		(1,364)		(1)

Minesite operating costs (C$)	C$	236,487	C$	106	C$	222,799	C$	99	C$	206,858	C$	99

46   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Lapa Mine Per Ounce of Gold Produced(iii)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		73,930		90,967		92,622
Production costs	$52,974	$717	$52,571	$578	$61,056	$659

Inventory and other adjustments(v)	1,173	15	1,161	13	750	8

Cash operating costs (co-product basis)	$54,147	$732	$53,732	$591	$61,806	$667

By-product metal revenues	(28)	–	(62)	(1)	(61)	–

Cash operating costs (by-product basis)	$54,119	$732	$53,670	$590	$61,745	$667

Lapa Mine Per Tonne(iv)		Year Ended December 31, 2016				Year Ended December 31, 2015				Year Ended December 31, 2014

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				593				560				639
Production costs		$52,974		$89		$52,571		$94		$61,056		$96

Production costs (C$)	C$	69,941	C$	118	C$	66,396	C$	119	C$	67,280	C$	105

Inventory and other adjustments (C$)(vi)		1,580		3		(710)		(2)		848		2

Minesite operating costs (C$)	C$	71,521	C$	121	C$	65,686	C$	117	C$	68,128	C$	107

Goldex Mine Per Ounce of Gold Produced(iii)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		120,704		115,426		100,433
Production costs	$63,310	$525	$61,278	$531	$64,836	$646

Inventory and other adjustments(v)	912	7	878	7	(720)	(8)

Cash operating costs (co-product basis)	$64,222	$532	$62,156	$538	$64,116	$638

By-product metal revenues	(26)	–	(23)	–	(20)	–

Cash operating costs (by-product basis)	$64,196	$532	$62,133	$538	$64,096	$638

Goldex Mine Per Tonne(iv)		Year Ended December 31, 2016				Year Ended December 31, 2015				Year Ended December 31, 2014

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,545				2,313				2,117
Production costs		$63,310		$25		$61,278		$26		$64,836		$31

Production costs (C$)	C$	83,835	C$	33	C$	77,589	C$	34	C$	71,359	C$	34

Inventory and other adjustments (C$)(vi)		1,231		–		(1,181)		(1)		(631)		(1)

Minesite operating costs (C$)	C$	85,066	C$	33	C$	76,408	C$	33	C$	70,728	C$	33

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   47

Meadowbank Mine Per Ounce of Gold Produced(iii)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		312,214		381,804		452,877
Production costs	$218,963	$701	$230,564	$604	$270,824	$598

Inventory and other adjustments(v)	8,105	26	7,282	19	2,688	6

Cash operating costs (co-product basis)	$227,068	$727	$237,846	$623	$273,512	$604

By-product metal revenues	(3,837)	(12)	(3,665)	(10)	(2,420)	(5)

Cash operating costs (by-product basis)	$223,231	$715	$234,181	$613	$271,092	$599

Meadowbank Mine Per Tonne(iv)		Year Ended December 31, 2016				Year Ended December 31, 2015				Year Ended December 31, 2014

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				3,915				4,033				4,129
Production costs		$218,963		$56		$230,564		$57		$270,824		$66

Production costs (C$)	C$	284,748	C$	73	C$	285,023	C$	71	C$	295,547	C$	72

Inventory and other adjustments (C$)(vi)		5,681		1		(4,073)		(1)		5,088		1

Minesite operating costs (C$)	C$	290,429	C$	74	C$	280,950	C$	70	C$	300,635	C$	73

Canadian Malartic Mine Per Ounce of Gold Produced(i)(iii)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		292,514		285,809		143,008
Production costs	$183,635	$628	$171,473	$600	$113,916	$797

Inventory and other adjustments(v)	(553)	(2)	3,630	13	(10,862)	(76)

Cash operating costs (co-product basis)	$183,082	$626	$175,103	$613	$103,054	$721

By-product metal revenues	(5,821)	(20)	(4,689)	(17)	(2,771)	(20)

Cash operating costs (by-product basis)	$177,261	$606	$170,414	$596	$100,283	$701

Canadian Malartic Mine Per Tonne(i)(iv)		Year Ended December 31, 2016				Year Ended December 31, 2015				Year Ended December 31, 2014

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				9,821				9,545				5,263
Production costs		$183,635		$19		$171,473		$18		$113,916		$22

Production costs (C$)	C$	244,333	C$	25	C$	222,717	C$	23	C$	122,933	C$	23

Inventory and other adjustments (C$)(vi)		(3,399)		–		(3,003)		–		(9,115)		(1)

Minesite operating costs (C$)	C$	240,934	C$	25	C$	219,714	C$	23	C$	113,818	C$	22

48   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Kittila Mine Per Ounce of Gold Produced(iii)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	202,508		177,374		141,742
Production costs	$141,871	$701	$126,095	$711	$116,893	$825

Inventory and other adjustments(v)	(26)	(1)	(187)	(1)	3,051	21

Cash operating costs (co-product basis)	$141,845	$700	$125,908	$710	$119,944	$846

By-product metal revenues	(200)	(1)	(155)	(1)	(124)	(1)

Cash operating costs (by-product basis)	$141,645	$699	$125,753	$709	$119,820	$845

Kittila Mine Per Tonne(iv)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		1,667		1,464		1,156
Production costs	$141,871	$85	$126,095	$86	$116,893	$101

Production costs (€)	€128,599	€77	€112,285	€77	€88,744	€77

Inventory and other adjustments (€)(vi)	(505)	–	(956)	(1)	1,243	1

Minesite operating costs (€)	€128,094	€77	€111,329	€76	€89,987	€78

Pinos Altos Mine Per Ounce of Gold Produced(iii)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	192,772		192,974		171,019
Production costs	$114,557	$594	$105,175	$545	$123,342	$721

Inventory and other adjustments(v)	(1,840)	(9)	6,458	33	(581)	(3)

Cash operating costs (co-product basis)	$112,717	$585	$111,633	$578	$122,761	$718

By-product metal revenues	(44,118)	(229)	(37,030)	(191)	(31,643)	(185)

Cash operating costs (by-product basis)	$68,599	$356	$74,603	$387	$91,118	$533

Pinos Altos Mine Per Tonne(iv)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		2,260		2,378		2,520
Production costs	$114,557	$51	$105,175	$44	$123,342	$49

Inventory and other adjustments(vi)	(3,698)	(2)	2,481	1	(2,376)	(1)

Minesite operating costs	$110,859	$49	$107,656	$45	$120,966	$48

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   49

Creston Mascota deposit at Pinos Altos Per Ounce of Gold Produced(iii)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		47,296		54,703		47,842
Production costs	$27,341	$578	$26,278	$480	$28,007	$585

Inventory and other adjustments(v)	472	10	(328)	(6)	1,232	26

Cash operating costs (co-product basis)	$27,813	$588	$25,950	$474	$29,239	$611

By-product metal revenues	(3,426)	(72)	(2,412)	(44)	(1,574)	(33)

Cash operating costs (by-product basis)	$24,387	$516	$23,538	$430	$27,665	$578

Creston Mascota deposit at Pinos Altos Per Tonne(iv)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		2,119		2,099		1,794
Production costs	$27,341	$13	$26,278	$13	$28,007	$16

Inventory and other adjustments(vi)	(77)	–	(757)	(1)	870	–

Minesite operating costs	$27,264	$13	$25,521	$12	$28,877	$16

La India Mine Per Ounce of Gold Produced(ii)(iii)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)(ii)	115,162		104,362		71,601
Production costs	$49,745	$432	$49,578	$475	$36,949	$516

Inventory and other adjustments(v)	4,189	36	(28)	–	1,172	16

Cash operating costs (co-product basis)	$53,934	$468	$49,550	$475	$38,121	$532

By-product metal revenues	(8,453)	(73)	(4,058)	(39)	(3,230)	(45)

Cash operating costs (by-product basis)	$45,481	$395	$45,492	$436	$34,891	$487

La India Mine Per Tonne(ii)(iv)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		5,837		5,371		4,442
Production costs	$49,745	$9	$49,578	$9	$36,949	$8

Inventory and other adjustments(vi)	2,909	–	(657)	–	778	–

Minesite operating costs	$52,654	$9	$48,921	$9	$37,727	$8

Notes:

(i)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine since the date of acquisition.

50   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

(ii)
The La India mine achieved commercial production on February 1, 2014. The calculation of total cash costs per ounce of gold produced for the year ended December 31, 2014 excludes 3,492 ounces of payable gold production as they were produced prior to the achievement of commercial production.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(v)
Under the Company's revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(vi)
This inventory and other adjustment reflects production costs associated with the portion of production still in inventory.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   51

All-in Sustaining Costs per Ounce of Gold Produced

All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Based on the recommendations of the World Gold Council made in 2013, the Company modified its calculation of all-in sustaining costs per ounce of gold produced beginning in 2014. All-in sustaining costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before deducting by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Prior to modifying its calculation of all-in sustaining costs per ounce of gold produced for 2014 based on the recommendations of the World Gold Council, the Company calculated all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures, general and administrative expenses (net of stock options) and exploration and corporate development expenses (excluding greenfield exploration) per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis would have been calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues, net of smelting, refining and marketing charges would have been made to total cash costs per ounce of gold produced.

52   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Production costs per the consolidated statements of income and comprehensive income (thousands of United States dollars)	$1,031,892	$995,295	$1,004,559

Adjusted gold production (ounces)(i)	1,662,888	1,671,340	1,425,796

Production costs per ounce of adjusted gold production(i)	$621	$596	$705

Adjustments:

Inventory and other adjustments(ii)	22	30	16

Total cash costs per ounce of gold produced (co-product basis)(iii)	$643	$626	$721

By-product metal revenues	(70)	(59)	(84)

Total cash costs per ounce of gold produced (by-product basis)(iii)	$573	$567	$637

Adjustments:

Sustaining capital expenditures (including capitalized exploration)	187	183	230

General and administrative expenses (including stock options)	62	58	83

Non-cash reclamation provision and other	2	2	4

All-in sustaining costs per ounce of gold produced (by-product basis)	$824	$810	$954

By-product metal revenues	70	59	84

All-in sustaining costs per ounce of gold produced (co-product basis)	$894	$869	$1,038

Notes:

(i)
The La India mine achieved commercial production on February 1, 2014. The calculations of total cash costs per ounce of gold produced and all-in sustaining costs per ounce of gold produced for the year ended December 31, 2014 excludes 3,492 ounces of payable gold production as they were produced prior to the achievement of commercial production.

(ii)
Under the Company's revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of production not yet recognized as revenue.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   53

SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended

	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	Total 2016

Operating margin(i):

Revenues from mining operations	$490,531	$537,628	$610,863	$499,210	$2,138,232

Production costs	243,973	255,436	277,371	255,112	1,031,892

Total operating margin(i)	246,558	282,192	333,492	244,098	1,106,340

Operating margin(i) by mine:

Northern Business

LaRonde mine	48,055	54,985	61,587	44,058	208,684

Lapa mine	10,806	14,437	10,181	3,762	39,186

Goldex mine	22,184	22,896	27,834	13,506	86,420

Meadowbank mine	33,329	34,733	46,190	50,807	165,060

Canadian Malartic mine(ii)	41,740	50,133	55,981	40,430	188,285

Kittila mine	24,086	22,079	36,714	27,596	110,475

Southern Business

Pinos Altos mine	35,820	48,392	60,699	34,909	179,820

Creston Mascota deposit at Pinos Altos	8,989	9,719	10,448	6,470	35,626

La India mine	21,549	24,818	23,858	22,560	92,784

Total operating margin(i)	246,558	282,192	333,492	244,098	1,106,340

Gain on impairment reversal	–	–	–	(120,161)	(120,161)

Amortization of property, plant and mine development	145,631	154,658	161,472	151,399	613,160

Exploration, corporate and other	73,730	89,624	84,079	97,447	344,880

Income before income and mining taxes	27,197	37,910	87,941	115,413	268,461

Income and mining taxes (recovery)	(591)	18,920	38,549	52,759	109,637

Net income for the period	$27,788	$18,990	$49,392	$62,654	$158,824

Net income per share – basic (US$)	$0.13	$0.09	$0.22	$0.28	$0.71

Net income per share – diluted (US$)	$0.13	$0.08	$0.22	$0.28	$0.70

Cash flows:

Cash provided by operating activities	$145,704	$229,456	$282,856	$120,601	$778,617

Cash used in investing activities	$(107,595)	$(122,651)	$(142,701)	$(180,543)	$(553,490)

Cash (used in) provided by financing activities	$(1,588)	$199,494	$11,840	$(19,360)	$190,386

54   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Realized prices (US$):

Gold (per ounce)	$1,192	$1,268	$1,332	$1,196	$1,249

Silver (per ounce)	$15.09	$17.21	$19.52	$16.76	$17.28

Zinc (per tonne)	$1,540	$1,852	$2,170	$2,346	$2,047

Copper (per tonne)	$4,297	$4,714	$4,819	$5,578	$4,827

Payable production(iii):

Gold (ounces)

Northern Business

LaRonde mine	75,337	75,159	71,784	83,508	305,788

Lapa mine	21,709	21,914	16,242	14,065	73,930

Goldex mine	32,340	31,452	32,742	24,170	120,704

Meadowbank mine	72,311	72,402	72,731	94,770	312,214

Canadian Malartic mine(ii)	73,613	72,502	76,428	69,971	292,514

Kittila mine	48,127	46,209	54,835	53,337	202,508

Southern Business

Pinos Altos mine	48,117	49,458	48,512	46,685	192,772

Creston Mascota deposit at Pinos Altos	11,551	12,398	12,134	11,213	47,296

La India mine	28,231	27,438	30,779	28,714	115,162

Total gold (ounces)	411,336	408,932	416,187	426,433	1,662,888

Silver (thousands of ounces)

Northern Business

LaRonde mine	247	266	203	272	988

Lapa mine	3	1	1	–	5

Goldex mine	–	1	–	–	1

Meadowbank mine	43	66	59	53	221

Canadian Malartic mine(ii)	77	86	96	81	340

Kittila mine	3	2	3	4	12

Southern Business

Pinos Altos mine	587	633	644	641	2,505

Creston Mascota deposit at Pinos Altos	48	50	55	48	201

La India mine	117	105	126	138	486

Total silver (thousands of ounces)	1,125	1,210	1,187	1,237	4,759

Zinc (tonnes)	614	1,318	1,010	1,745	4,687

Copper (tonnes)	1,154	1,141	1,177	944	4,416

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   55

Payable metal sold:

Gold (ounces)

Northern Business

LaRonde mine	75,257	72,005	78,096	67,803	293,161

Lapa mine	19,836	22,911	16,851	14,621	74,219

Goldex mine	31,955	30,605	33,275	24,059	119,894

Meadowbank mine	71,589	70,021	78,710	85,318	305,638

Canadian Malartic mine(ii)(iv)	65,085	72,259	72,950	67,900	278,194

Kittila mine	50,725	44,580	55,710	51,687	202,702

Southern Business

Pinos Altos mine	43,224	52,287	60,541	43,410	199,462

Creston Mascota deposit at Pinos Altos	11,845	12,117	12,655	11,695	48,312

La India mine	26,165	27,748	26,050	29,320	109,283

Total gold (ounces)	395,681	404,533	434,838	395,813	1,630,865

Silver (thousands of ounces)

Northern Business

LaRonde mine	232	267	225	257	981

Lapa mine	1	–	–	1	2

Goldex mine	–	–	1	–	1

Meadowbank mine	43	66	53	58	222

Canadian Malartic mine(ii)(iv)	73	77	87	77	312

Kittila mine	3	2	3	3	11

Southern Business

Pinos Altos mine	530	647	812	598	2,587

Creston Mascota deposit at Pinos Altos	48	49	38	58	193

La India mine	86	123	91	152	452

Total silver (thousands of ounces)	1,016	1,231	1,310	1,204	4,761

Zinc (tonnes)	605	673	1,374	902	3,554

Copper (tonnes)	1,156	1,164	1,201	1,001	4,522

56   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three Months Ended

	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	Total 2015

Operating margin(i):

Revenues from mining operations	$483,596	$510,109	$508,795	$482,932	$1,985,432

Production costs	247,280	263,612	254,584	229,819	995,295

Total operating margin(i)	236,316	246,497	254,211	253,113	990,137

Operating margin(i) by mine:

Northern Business

LaRonde mine	30,015	32,799	32,443	50,667	145,924

Lapa mine	14,687	11,351	13,813	12,363	52,214

Goldex mine	19,253	15,525	20,681	17,108	72,567

Meadowbank mine	46,577	49,600	55,493	64,664	216,334

Canadian Malartic mine(ii)	34,718	44,737	44,293	38,059	161,807

Kittila mine	27,415	16,145	21,528	15,174	80,262

Southern Business

Pinos Altos mine	34,652	44,538	37,217	29,327	145,734

Creston Mascota deposit at Pinos Altos	8,409	12,968	8,898	9,919	40,194

La India mine	20,590	18,834	19,845	15,832	75,101

Total operating margin(i)	236,316	246,497	254,211	253,113	990,137

Amortization of property, plant and mine development	135,897	157,615	157,968	157,129	608,609

Exploration, corporate and other	43,706	67,973	110,258	76,963	298,900

Income (loss) before income and mining taxes	56,713	20,909	(14,015)	19,021	82,628

Income and mining taxes (recovery)	27,970	10,826	(15,309)	34,558	58,045

Net income (loss) for the period	$28,743	$10,083	$1,294	$(15,537)	$24,583

Net income (loss) per share – basic (US$)	$0.13	$0.05	$0.01	$(0.07)	$0.11

Net income (loss) per share – diluted (US$)	$0.13	$0.05	$0.01	$(0.07)	$0.11

Cash flows:

Cash provided by operating activities	$143,455	$188,349	$143,687	$140,747	$616,238

Cash used in investing activities	$(53,892)	$(104,476)	$(100,365)	$(115,786)	$(374,519)

Cash (used in) provided by financing activities	$(123,182)	$(64,514)	$7,396	$(100,460)	$(280,760)

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   57

Realized prices (US$):

Gold (per ounce)	$1,202	$1,196	$1,119	$1,094	$1,156

Silver (per ounce)	$17.02	$16.41	$14.93	$14.56	$15.63

Zinc (per tonne)	$2,072	$2,231	$1,909	$1,602	$1,875

Copper (per tonne)	$5,056	$6,274	$4,538	$4,568	$5,023

Payable production(iii):

Gold (ounces)

Northern Business

LaRonde mine	58,893	64,007	71,860	73,161	267,921

Lapa mine	25,920	19,450	25,668	19,929	90,967

Goldex mine	29,250	26,462	32,068	27,646	115,426

Meadowbank mine	88,523	91,276	99,425	102,580	381,804

Canadian Malartic mine(ii)	67,893	68,441	76,603	72,872	285,809

Kittila mine	44,654	41,986	46,455	44,279	177,374

Southern Business

Pinos Altos mine	50,106	50,647	47,725	44,496	192,974

Creston Mascota deposit at Pinos Altos	12,448	15,606	12,716	13,933	54,703

La India mine	26,523	25,803	28,604	23,432	104,362

Total gold (ounces)	404,210	403,678	441,124	422,328	1,671,340

Silver (thousands of ounces)

Northern Business

LaRonde mine	198	201	221	296	916

Meadowbank mine	1	1	1	1	4

Canadian Malartic mine(ii)	96	57	39	29	221

Kittila mine	72	69	76	83	300

Southern Business	2	2	3	4	11

Pinos Altos mine	562	576	606	640	2,384

Creston Mascota deposit at Pinos Altos	32	37	40	50	159

La India mine	69	72	67	55	263

Total silver (thousands of ounces)	1,032	1,015	1,053	1,158	4,258

Zinc (tonnes)	936	827	739	999	3,501

Copper (tonnes)	1,167	1,133	1,306	1,335	4,941

58   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Payable metal sold:

Gold (ounces)

Northern Business

LaRonde mine	60,943	59,376	69,143	65,067	254,529

Lapa mine	23,497	20,771	23,331	23,278	90,877

Goldex mine	27,907	27,306	33,004	27,875	116,092

Meadowbank mine	84,780	96,870	100,440	103,667	385,757

Canadian Malartic mine(ii)(iv)	59,261	67,522	72,651	71,982	271,416

Kittila mine	48,982	39,385	47,070	43,499	178,936

Southern Business

Pinos Altos mine	41,433	54,402	49,327	41,418	186,580

Creston Mascota deposit at Pinos Altos	11,399	16,537	12,911	14,997	55,844

La India mine	26,898	23,803	28,983	25,366	105,050

Total gold (ounces)	385,100	405,972	436,860	417,149	1,645,081

Silver (thousands of ounces)

Northern Business

LaRonde mine	205	225	220	308	958

Meadowbank mine	98	59	36	32	225

Canadian Malartic mine(ii)(iv)	54	80	53	98	285

Kittila mine	2	2	3	3	10

Southern Business

Pinos Altos mine	446	616	620	607	2,289

Creston Mascota deposit at Pinos Altos	20	48	39	49	156

La India mine	63	76	66	56	261

Total silver (thousands of ounces)	888	1,106	1,037	1,153	4,184

Zinc (tonnes)	1,264	733	650	949	3,596

Copper (tonnes)	1,160	1,131	1,302	1,354	4,947

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine since the date of acquisition.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty transferred to Osisko Gold Royalties Ltd., pursuant to the Osisko Arrangement.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   59

THREE YEAR FINANCIAL AND OPERATING SUMMARY
(thousands of United States dollars, except where noted)

	2016	2015	2014

Revenues from mining operations	$2,138,232	$1,985,432	$1,896,766

Production costs	1,031,892	995,295	1,004,559

Operating margin(i)	1,106,340	990,137	892,207

Amortization of property, plant and mine development	613,160	608,609	433,628

Gain on impairment reversal	(120,161)	–	–

Exploration, corporate and other	344,880	298,900	269,441

Income before income and mining taxes	268,461	82,628	189,138

Income and mining taxes	109,637	58,045	106,168

Net income for the year	$158,824	$24,583	$82,970

Net income per share – basic	$0.71	$0.11	$0.43

Net income per share – diluted	$0.70	$0.11	$0.39

Operating cash flow	$778,617	$616,238	$668,324

Investing cash flow	$(553,490)	$(374,519)	$(851,619)

Financing cash flow	$190,386	$(280,760)	$229,236

Dividends declared per share	$0.36	$0.32	$0.32

Capital expenditures per Consolidated Statements of Cash Flows	$516,050	$449,758	$475,412

Average gold price per ounce realized	$1,249	$1,156	$1,261

Average silver price per ounce realized	$17.28	$15.63	$18.27

Average zinc price per tonne realized	$2,047	$1,875	$2,224

Average copper price per tonne realized	$4,827	$5,023	$6,596

Weighted average number of common shares outstanding – basic (thousands)	222,737	216,168	195,223

Working capital (including undrawn credit lines)	$2,005,785	$1,441,991	$1,274,627

Total assets	$7,107,951	$6,683,180	$6,840,538

Long-term debt	$1,072,790	$1,118,187	$1,374,643

Shareholders' equity	$4,492,474	$4,141,020	$4,068,490

60   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Summary

LaRonde mine

Revenues from mining operations		$388,180		$318,207		$308,794

Production costs		179,496		172,283		188,736

Operating margin(i)		$208,684		$145,924		$120,058

Amortization of property, plant and mine development		85,292		80,298		64,945

Gross profit		$123,392		$65,626		$55,113

Tonnes of ore milled		2,240,144		2,241,424		2,085,300

Gold – grams per tonne		4.44		3.91		3.24

Gold production – ounces		305,788		267,921		204,652

Silver production – thousands of ounces		988		916		1,275

Zinc production – tonnes		4,687		3,501		10,515

Copper production – tonnes		4,416		4,941		4,997

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$587		$643		$922

Adjustments:

Inventory and other adjustments(ii)		81		117		133

Total cash costs per ounce of gold produced – co-product basis(iii)		$668		$760		$1,055

By-product metal revenues		(167)		(170)		(387)

Total cash costs per ounce of gold produced – by-product basis(iii)		$501		$590		$668

Minesite costs per tonne(iv)	C$	106	C$	99	C$	99

Lapa mine

Revenues from mining operations		$92,160		$104,785		$115,254

Production costs		52,974		52,571		61,056

Operating margin(i)		$39,186		$52,214		$54,198

Amortization of property, plant and mine development		30,915		30,939		25,991

Gross profit		$8,271		$21,275		$28,207

Tonnes of ore milled		592,683		559,926		638,800

Gold – grams per tonne		4.64		5.83		5.59

Gold production – ounces		73,930		90,967		92,622

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   61

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$717		$578		$659

Adjustments:

Inventory and other adjustments(ii)		15		13		8

Total cash costs per ounce of gold produced – co-product basis(iii)		$732		$591		$667

By-product metal revenues		–		(1)		–

Total cash costs per ounce of gold produced – by-product basis(iii)		$732		$590		$667

Minesite costs per tonne(iv)	C$	121	C$	117	C$	107

Goldex mine

Revenues from mining operations		$149,730		$133,845		$125,574

Production costs		63,310		61,278		64,836

Operating margin(i)		$86,420		$72,567		$60,738

Amortization of property, plant and mine development		41,278		55,728		52,552

Gross profit		$45,142		$16,839		$8,186

Tonnes of ore milled		2,545,300		2,312,567		2,116,777

Gold – grams per tonne		1.60		1.66		1.60

Gold production – ounces		120,704		115,426		100,433

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$525		$531		$646

Adjustments:

Inventory and other adjustments(ii)		7		7		(8)

Total cash costs per ounce of gold produced – co-product basis(iii)		$532		$538		$638

By-product metal revenues		–		–		–

Total cash costs per ounce of gold produced – by-product basis(iii)		$532		$538		$638

Minesite costs per tonne(iv)	C$	33	C$	33	C$	33

Meadowbank mine

Revenues from mining operations		$384,023		$446,898		$575,856

Production costs		218,963		230,564		270,824

Operating margin(i)		$165,060		$216,334		$305,032

Amortization of property, plant and mine development		122,545		144,931		119,545

Gross profit		$42,515		$71,403		$185,487

62   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Tonnes of ore milled		3,915,102		4,032,852		4,129,100

Gold – grams per tonne		2.70		3.16		3.61

Gold production – ounces		312,214		381,804		452,877

Silver production – thousands of ounces		221		221		135

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$701		$604		$598

Adjustments:

Inventory and other adjustments(ii)		26		19		6

Total cash costs per ounce of gold produced – co-product basis(iii)		$727		$623		$604

By-product metal revenues		(12)		(10)		(5)

Total cash costs per ounce of gold produced – by-product basis(iii)		$715		$613		$599

Minesite costs per tonne(iv)	C$	74	C$	70	C$	73

Canadian Malartic mine(v)

Revenues from mining operations		$371,920		$333,280		$189,900

Production costs		183,635		171,473		113,916

Operating margin(i)		$188,285		$161,807		$75,984

Amortization of property, plant and mine development		117,665		103,050		40,973

Gross profit		$70,621		$58,757		$35,011

Tonnes of ore milled		9,820,696		9,544,763		5,263,100

Gold – grams per tonne		1.04		1.05		0.95

Gold production – ounces		292,514		285,809		143,008

Silver production – thousands of ounces		340		300		151

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$628		$600		$797

Adjustments:

Inventory and other adjustments(ii)		(2)		13		(76)

Total cash costs per ounce of gold produced – co-product basis(iii)		$626		$613		$721

By-product metal revenues		(20)		(17)		(20)

Total cash costs per ounce of gold produced – by-product basis(iii)		$606		$596		$701

Minesite costs per tonne(iv)	C$	25	C$	23	C$	22

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   63

Kittila mine

Revenues from mining operations	$252,346	$206,357	$176,520

Production costs	141,871	126,095	116,893

Operating margin(i)	$110,475	$80,262	$59,627

Amortization of property, plant and mine development	57,361	48,648	33,683

Gross profit	$53,114	$31,614	$25,944

Tonnes of ore milled	1,666,732	1,464,038	1,156,400

Gold – grams per tonne	4.41	4.44	4.57

Gold production – ounces	202,508	177,374	141,742

Silver production – thousands of ounces	12	11	7

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$701	$711	$825

Adjustments:

Inventory and other adjustments(ii)	(1)	(1)	21

Total cash costs per ounce of gold produced – co-product basis(iii)	$700	$710	$846

By-product metal revenues	(1)	(1)	(1)

Total cash costs per ounce of gold produced – by-product basis(iii)	$699	$709	$845

Minesite costs per tonne(iv)	€77	€76	€78

Pinos Altos mine

Revenues from mining operations	$294,377	$250,909	$251,783

Production costs	114,557	105,175	123,342

Operating margin(i)	$179,820	$145,734	$128,441

Amortization of property, plant and mine development	64,101	41,894	42,957

Gross profit	$115,719	$103,840	$85,484

Tonnes of ore processed	2,260,155	2,378,406	2,520,400

Gold – grams per tonne	3.04	2.68	2.22

Gold production – ounces	192,772	192,974	171,019

Silver production – thousands of ounces	2,505	2,384	1,731

64   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$594	$545	$721

Adjustments:

Inventory and other adjustments(ii)	(9)	33	(3)

Total cash costs per ounce of gold produced – co-product basis(iii)	$585	$578	$718

By-product metal revenues	(229)	(191)	(185)

Total cash costs per ounce of gold produced – by-product basis(iii)	$356	$387	$533

Minesite costs per tonne(iv)	$49	$45	$48

Creston Mascota deposit at Pinos Altos

Revenues from mining operations	$62,967	$66,472	$59,573

Production costs	27,341	26,278	28,007

Operating margin(i)	$35,626	$40,194	$31,566

Amortization of property, plant and mine development	18,898	17,868	9,626

Gross profit	$16,728	$22,326	$21,940

Tonnes of ore processed	2,119,245	2,098,812	1,793,800

Gold – grams per tonne	1.12	1.34	1.3

Gold production – ounces	47,296	54,703	47,842

Silver production – thousands of ounces	201	159	88

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$578	$480	$585

Adjustments:

Inventory and other adjustments(ii)	10	(6)	26

Total cash costs per ounce of gold produced – co-product basis(iii)	$588	$474	$611

By-product metal revenues	(72)	(44)	(33)

Total cash costs per ounce of gold produced – by-product basis(iii)	$516	$430	$578

Minesite costs per tonne(iv)	$13	$12	$16

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   65

La India mine(vi)

Revenues from mining operations	$142,529	$124,679	$93,512

Production costs	49,745	49,578	36,949

Operating margin(i)	$92,784	$75,101	$56,563

Amortization of property, plant and mine development	72,043	81,430	43,356

Gross profit	$20,741	$(6,329)	$13,207

Tonnes of ore processed	5,837,404	5,371,419	4,773,190

Gold – grams per tonne	0.81	0.95	0.98

Gold production – ounces	115,162	104,362	75,093

Silver production – thousands of ounces	486	263	178

Total cash costs per ounce of gold produced ($ per ounce basis)(vi):

Production costs	$432	$475	$516

Adjustments:

Inventory and other adjustments(ii)	36	–	16

Total cash costs per ounce of gold produced – co-product basis(iii)	$468	$475	$532

By-product metal revenues	(73)	(39)	(45)

Total cash costs per ounce of gold produced – by-product basis(iii)	$395	$436	$487

Minesite costs per tonne(iv)	$9	$9	$8

Notes:

(i)	Operating margin is calculated as revenues from mining operations less production costs.
(ii)	Under the Company's revenue recognition policy, revenue is recognized when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.
(iii)	Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.
(iv)	Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

66   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

(v)	On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine since the date of acquisition.
(vi)	The La India mine achieved commercial production on February 1, 2014. The calculation of total cash costs per ounce of gold produced for the year ended December 31, 2014 excludes 3,492 ounces of payable gold production as they were produced prior to the achievement of commercial production.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   67

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  Exhibit 99.3
NOTE TO INVESTORS CONCERNING FORWARD - LOOKING INFORMATION
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
  Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources
  Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
GOLD ($ per ounce)
SILVER ($ per ounce)
Total Production Costs by Category
SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
THREE YEAR FINANCIAL AND OPERATING SUMMARY (thousands of United States dollars, except where noted)